Exhibit 99.1

Notice of Annual Meeting of Shareholders and Management Information Circular

July 22, 2019

Alithya

Notice of Annual Meeting of Shareholders and of Availability of Proxy Materials

Notice is hereby given that the annual general meeting of shareholders (the “Meeting”) of Alithya Group inc. (the “Company”) will be held at the Saint James’s Club, in the Saint-Denis Room, at 1145 Union Avenue, Montréal, Québec, H3B 3C2, on Wednesday, September 18, 2019 at 10:00 a.m. (Eastern Daylight Time) for the purposes of:

ITEMS OF BUSINESS		FOR MORE DETAILS, PLEASE REFER TO
1	Receiving the audited consolidated financial statements of the Company for the fiscal year ended March 31, 2019 and the auditors’ report thereon (the “Annual Financial Statements”);	Section entitled “Business of the Meeting – Financial Statements” of the management information circular dated July 22, 2019 (the “Information Circular”)

2	Electing the directors of the Company;	Sections entitled “Business of the Meeting – Election of Directors” and “Nominees for Election to the Board” of the Information Circular

3	Appointing the auditors for the year ending March 31, 2020 and authorizing the Board of Directors to fix their remuneration; and	Section entitled “Business of the Meeting – Appointment of Auditors” of the Information Circular

4	Considering such other business that may properly come before the Meeting or any adjournment or postponement thereof.	Section entitled “Business of the Meeting – Other Business” of the Information Circular

The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and forms an integral part of this notice. The Board of Directors has fixed July 22, 2019 as the record date for the determination of the shareholders entitled to receive notice of the Meeting and vote at the Meeting.

Notice-and-Access

As permitted under Canadian securities rules, management is using “Notice-and-Access” to deliver the Information Circular prepared in connection with the Meeting as well as the Annual Financial Statements to both registered and non-registered shareholders. This means that instead of mailing paper copies of the Information Circular and the Annual Financial Statements, these are posted online for the Company’s shareholders to access them, which reduces mailing costs and printing, and is more environmentally friendly. Shareholders will therefore receive in the mail (i) this notice, which explains how to access the Information Circular and the Annual Financial Statements electronically and how to request paper copies, and (ii) a form of proxy (for registered shareholders) or a voting instruction form (for non-registered shareholders), with instructions on how to vote their shares.

How to Access the Information Circular and Annual Financial Statements

The Information Circular and Annual Financial Statements and other relevant meeting materials are available on our website at investors.alithya.com, on the website of our transfer agent, AST Trust Company (Canada) (“AST”), at

www.meetingdocuments.com/astca/ALYA, as well as on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

How to Request Paper Copies of the Information Circular and Annual Financial Statements

Shareholders may request paper copies of the Information Circular and Annual Financial Statements at no cost up to one year from the date the Information Circular was filed on SEDAR and EDGAR.

BEFORE THE MEETING

Before the Meeting, shareholders may request paper copies of the Information Circular and Annual Financial Statements at any time on the website of AST at www.meetingdocuments.com/astca/ALYA or by contacting AST at 1-888-433-6443 (toll free in Canada and the United States) or +1-416-682-3801 (other countries). The Information Circular and/or Annual Financial Statements, as applicable, will be sent within three business days of receipt of the request.

To ensure receipt of paper copies of the Information Circular in advance of the 10:00 a.m. (Eastern Daylight Time) voting deadline on September 16, 2019, requests must be received by no later than 10:00 a.m. (Eastern Daylight Time) on September 4, 2019.

Shareholders who request paper copies of the Information Circular and Annual Financial Statements will not receive a new form of proxy or voting instruction form, and should therefore keep the original form sent to them in order to vote their shares.

ALITHYA  |  Notice of Meeting and of Availability of Materials        II

AFTER THE MEETING

After the Meeting, requests for paper copies of the Information Circular and Annual Financial Statements may be made by email at investorrelations@alithya.com or as follows:

Investor Relations

Alithya Group inc.

700 De La Gauchetière Street West

Suite 2400

Montréal, Québec, H3B 5M2

Tel. : 1-844-985-5552

The Information Circular and Annual Financial Statements, as applicable, will be sent within ten business days of receipt of the request.

Voting

Shareholders may vote their shares by mail, phone, internet, fax or email, as applicable. Proxy instructions must be received by AST before 10:00 a.m. (Eastern Daylight Time) on September 16, 2019 (or if the Meeting is adjourned or postponed, by no later than 10:00 a.m. (Eastern Daylight Time) on the business day prior to the day fixed for the adjourned or postponed meeting). The Company reserves the right to accept late proxies and to waive the proxy cut-off, with or without notice. Shareholders are referred to the instructions set forth on their form of proxy or voting instruction form on how to vote using these methods. Shareholders may also vote in person by following the instructions in the section of the Information Circular entitled “How to Vote”.

Questions

For any question about “Notice-and-Access” or for assistance in completing a form of proxy or voting instruction form, shareholders may contact AST by phone at 1-800-387-0825 or by email at inquiries@astfinancial.com (if they are a registered shareholder or non-registered shareholder who is a non-objecting beneficial owner), or Broadridge Financial Solutions, Inc. at 1-855-887-2244 (if they are a non-registered shareholder who is an objecting beneficial owner).

Montréal, Québec

July 22, 2019

By Order of the Board of Directors,

Nathalie Forcier

Chief Legal Officer and Corporate Secretary

ALITHYA  |  Notice of Meeting and of Availability of Materials        III

Letter to Shareholders

Dear shareholders,

It is with great pride that we present the first management information circular of Alithya Group inc., marking another important step in our vision, established a few years ago, to make Alithya a leader in our field. With the acquisition of Edgewater Technology, Inc. and our entry into the Toronto Stock Exchange and NASDAQ in the Fall of 2018, Alithya was propelled into a new chapter in its history.

None of that would have been possible without the commitment of our professionals, the trust of our customers, the support of our shareholders, and the collaboration of our partners. The members of our Board of Directors have also been instrumental in Alithya’s development. The team of directors that we have carefully selected brings complementary expertise to our management team, contributes to the fulfillment of the company’s vision and business plan, and looks after the interests of all of the organization’s shareholders and stakeholders.

We would like to warmly thank Mr. François Côté, who will be leaving the Board of Directors after our annual shareholders meeting. His contribution to the work and discussions of the Board of Directors has been very significant, and we have greatly benefited from his tremendous skills and breadth of experience. We are also pleased to submit for the first time the candidacy of Ms. Lucie Martel for a director position on our Board.

Thanks to the size and scope of services that Alithya now offers, our business plan for the next three to five years will prioritize the leveraging of our geographic presence, our expertise, our integrated offering and our value chain positioning in order to pursue development in rapidly growing market segments, namely the digital transformation of organizations.

Our growth strategy is part of a well thought-out plan, deployed with rigor and discipline. We invest in our company to create long-term value for all of our stakeholders, while seeking to acquire businesses with similar cultures and service offerings to ours, while adding professionals who adhere to our vision.

Our philosophy also relies on strong corporate governance inspired from best practices. We are very conscious of our important responsibilities towards our customers, our people and the communities in which we operate. Governance, diversity, employment equity, respect for the environment, and community outreach are integral to who we are. We take these issues very seriously and continually strive to optimize our practices. This information circular reflects the importance that we place on good governance.

THE MEETING

On behalf of the Board of Directors and the management team of Alithya, we invite you to attend the annual general meeting of shareholders that will be held at the Saint James’s Club, in the Saint-Denis Room, at 1145 Union Avenue, Montréal, Québec, H3B 3C2, on Wednesday, September 18, 2019, at 10:00 a.m. (Eastern Daylight Time). The management information circular outlines the business to be conducted at the meeting and provides information on executive compensation and Alithya’s corporate governance practices.

Your participation in the company’s affairs is important to us. Should you attend the meeting in person, you will have the opportunity to meet and interact with the directors and executive officers of the company. Even if you do plan to attend the Meeting, we encourage you to complete and return your proxy or voting instruction form in the envelope provided to ensure that your views are represented. You can also vote via internet by following the instructions on your proxy or voting instruction form. Please consult the information on pages 2 to 5 of the information circular to find out how to vote your shares.

We look forward to seeing you at the meeting.

Pierre Turcotte Chairman of the Board	Paul Raymond President and Chief Executive Officer

ALITHYA  |  Letter to Shareholders        IV

Table of Contents

GENERAL INFORMATION	2

Notice-and-Access	2

General Proxy Matters	3
Who Can Vote	3
How to Vote	3
How Your Shares Will Be Voted	4
Changing your Vote	4

Additional Information	5
Proxy Solicitation	5
Transfer Agent	5
Authorized Share Capital	5
Principal Shareholders	6

BUSINESS OF THE MEETING	7

Financial Statements	7

Election of Directors	7

Appointment of Auditors	7

Other Business	8

NOMINEES FOR ELECTION TO THE BOARD	9

Description of the Nominee Directors	9

Board and Committee Attendance	12

Board Skills Matrix	13

DIRECTOR COMPENSATION	14

Structure of Compensation	14

Director Compensation Table	15

Incentive Plan Awards - Outstanding Awards	15

Incentive Plan Awards - Value Vested or Earned During the Year	16

Director Share Ownership Requirement	16

STATEMENT OF CORPORATE GOVERNANCE PRACTICES	18

Board of Directors	18
Mandate of the Board	18
Composition of the Board	18
Nomination to the Board	20
Committees’ Mandates and Membership	21
Board Renewal	22
Director Orientation and Continuing Education	23
Talent Management and Succession Planning	23

Shareholder Engagement	24

Ethical Business Conduct	24
Code of Business Conduct	24
Insider Trading Policy	25
Disclosure Policy	25

COMPENSATION DISCUSSION AND ANALYSIS	26

Letter from the Chair of the Board	26

Executive Compensation Program	27
Named Executive Officers	27
Executive Compensation Approach	27
Compensation Review Process	28
Executive Compensation Description	29
Compensation of the NEOs	31
Incentive Plan Awards Held and Vested	32
Long-Term Incentive Plan	33
Employment Arrangements of the NEOs	34

OTHER INFORMATION	37

Indebtedness of Directors and Executive Officers	37
Interest of Informed Persons and Others in Material Transactions	37
Shareholder Proposals	37
Availability of Documents	37
Approval	37

SCHEDULE A | LONG-TERM INCENTIVE PLAN AND SHARE PURCHASE PLAN DESCRIPTION	38

SCHEDULE B | MANDATE OF THE BOARD	41

SCHEDULE C | MANDATE OF THE AUDIT AND RISK MANAGEMENT COMMITTEE	43

ALITHYA  |  Table of Contents        i

General Information

This management information circular (the “Information Circular”) is provided in connection with the solicitation of proxies by the management of Alithya Group inc. for use at its annual general meeting of shareholders which will be held on Wednesday, September 18, 2019, at 10:00 a.m. (Eastern Daylight Time), for the purpose set forth in the foregoing Notice of Meeting, or at any adjournment or postponement thereof (the “Meeting”).

The record date for determination of shareholders entitled to receive notice of, and to vote at, the Meeting is July 22, 2019 (the “Record Date”).

In this document “you” and “your” refer to the shareholders of Alithya Group inc. and “Alithya”, the “Company”, “we”, “us”, or “our” refer to Alithya Group inc. (and, where the context so requires, Alithya Group inc. and its subsidiaries).

The information provided in this Information Circular that relates to financial information is provided as at March 31, 2019. Except as otherwise stated, all other information is provided as at July 22, 2019 and all dollar amounts shown are in Canadian dollars.

NOTICE-AND-ACCESS

As permitted under Canadian securities rules, management is using “Notice-and-Access” to deliver this Information Circular and the annual financial statements of to both registered and non-registered shareholders. This means that instead of mailing paper copies of this Information Circular to shareholders who hold Class A subordinate voting shares (“subordinate voting shares”) or Class B multiple voting shares (“multiple voting shares” and, collectively with the subordinate voting shares, the “Shares”) as of the Record Date, this Information Circular is being posted online for shareholders to access it, which reduces printing and mailing costs and is more environmentally friendly as it reduces paper use. Shareholders will therefore receive in the mail (i) a notice explaining how to access the Information Circular electronically and the audited consolidated financial statements of the Company for the fiscal year ended March 31, 2019 and the auditors’ report thereon (the “Annual Financial Statements”) and how to request paper copies, and (ii) a form of proxy (for registered shareholders) or a voting instruction form (for non-registered shareholders) with instructions on how to vote their shares. Non-registered shareholders are either objecting beneficial owners who object that intermediaries disclose information about their ownership in the Company, or non-objecting beneficial owners who do not object to such disclosure. Alithya is sending proxy-related materials directly to registered shareholders and non-registered shareholders who are non-objecting beneficial owners, and is paying for intermediaries to deliver such materials to non-registered shareholders who are objecting beneficial owners.

HOW TO ACCESS THE INFORMATION CIRCULAR AND THE ANNUAL FINANCIAL STATEMENTS ELECTRONICALLY

This Information Circular and the Annual Financial Statements are available on our website at investors.alithya.com, on the website of our transfer agent, AST Trust Company (Canada) (“AST”) at www.meetingdocuments.com/astca/ALYA, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

HOW TO REQUEST A PAPER COPY OF THE INFORMATION CIRCULAR AND ANNUAL FINANCIAL STATEMENTS

You may request paper copies of the Information Circular and the Financial Statements at no cost up to one year from the date the Information Circular was filed on SEDAR and EDGAR. Your request should be received no later than 10:00 a.m. (Eastern Daylight Time) on September 4, 2019 in order to receive the Information Circular in advance of the 10:00 a.m. (Eastern Daylight Time) voting deadline on September 16, 2019.

Before the Meeting, shareholders may request paper copies of either the Information Circular and the Annual Financial Statements at any time prior to the Meeting on the website of AST at www.meetingdocuments.com/astca/ALYA or by contacting AST at 1-888-433-6443 (toll free in Canada and the United States) or +1-416-682-3801 (other countries).

Shareholders who request paper copies of the Information Circular and Annual Financial Statements will not receive a new form of proxy or voting instruction form, and should therefore keep the original form sent to them in order to vote their shares.

After the Meeting, requests for a paper copy of the Information Circular and the Annual Financial Statements may be made by email at investorrelations@alithya.com or as follows:

Investor Relations

Alithya Group inc.

700 De La Gauchetière Street West

Suite 2400

Montréal, Québec, H3B 5M2

Tel. : 1-844-985-5552

ALITHYA  |  Management Information Circular        2

QUESTIONS?

If you have questions about “Notice-and-Access” or if you require assistance in completing your form of proxy or voting instruction form, please contact AST by phone at 1-800-387-0825 or by email at inquiries@astfinancial.com, if you are a registered shareholder or a non-registered shareholder who is a non-objecting beneficial owner, or Broadridge Financial

Solutions, Inc. at 1-855-887-2244, if you are a non-registered shareholder who is an objecting beneficial owner.

If you have questions about the information contained in this Information Circular, please contact our Investor Relations department whose contact information is provided on the previous page.

GENERAL PROXY MATTERS

Who Can Vote

Shareholders who held subordinate voting shares or multiple voting shares as at the close of business on the Record Date are entitled to vote at the Meeting or at any adjournment or postponement thereof. Your vote is important. As a shareholder, it is important that you read this Information Circular carefully and vote your Shares, either by proxy or in person at the Meeting. If you are eligible to vote and your Shares are registered in your name, you can vote your Shares in person at the Meeting or by proxy, as explained below. Voting by proxy is the easiest way to vote your Shares.

Depending on how your Shares are registered, you may be a registered shareholder for a portion of your Shares and a non-registered shareholder for the balance thereof and may accordingly receive both a form of proxy and a voting instruction form. Employees who participate in the Company’s Employee Share Purchase Plan and have their shares managed by AST, in its capacity of plan administrator, will receive a voting instruction form for those shares.

How to Vote

REGISTERED SHAREHOLDERS

You are a registered shareholder if your name appears on your share certificate or your Direct Registration System (DRS) statement.

Option 1 - Voting by Proxy (Form of Proxy)

You may vote by proxy using one of the different ways described below:

Internet: Go to www.astvotemyproxy.com and follow the instructions. You will need your 13-digit control number indicated on your form of proxy.

Phone: Call 1-888-489-7352 (toll free in Canada and the United States). You will need your 13-digit control number found on your form of proxy. If you vote by phone, you will not be able to appoint anyone other than the directors named on your form of proxy as your proxyholder.

Fax or email: Complete the form of proxy and return it by fax at 1-866-781-3111 (Canada and the United States) or +1-416-368-2502 (other countries), or scan and email it to proxyvote@astfinancial.com.

Mail: Complete and return the form of proxy in the prepaid envelope provided.

Your duly completed form of proxy must have been received by AST, or you must have voted by internet, by phone, by fax or by email before 10:00 a.m. (Eastern Daylight Time) on September 16, 2019 or if the Meeting is adjourned or postponed, by no later than 10:00 a.m. (Eastern Daylight Time) on the business day prior to the day fixed for the adjourned or postponed meeting.

Option 2 - Voting in Person

If you wish to vote in person, you do not need to complete or return your form of proxy. You may simply present yourself to a representative of AST at the registration table on the day of the Meeting.

NON-REGISTERED SHAREHOLDERS

You are a non-registered shareholder if your Shares are not registered in your name and are instead held in the name of an intermediary (such as a bank, a trust company, a securities broker or a financial institution). If you receive a voting instruction form, your Shares are not registered in your name and without specific instructions from you, your intermediary may not vote your Shares.

Non-Objecting Beneficial Owners

Option 1 - Voting by Proxy (Voting Instruction Form)

You may vote by proxy by giving your voting instructions using one of the different ways described below:

Internet: Go to www.astvotemyproxy.com and follow the instructions. You will need your 13-digit control number indicated on your voting instruction form.

Phone: Call 1-888-489-7352 (toll free in Canada and the United States). You will need your 13-digit control number found on your voting instruction form. If you vote by phone, you will not be able to appoint anyone other than the directors named on your voting instruction form as your proxyholder.

Fax or email: Complete the voting instruction form and return it by fax at 1-866-781-3111 (Canada and the United States) or +1-416-368-2502 (other countries), or scan and email it to proxyvote@astfinancial.com.

ALITHYA  |  Management Information Circular        3

Mail: Complete and return your voting instruction form in the prepaid envelope provided.

If you vote by mail, your voting instruction form must be received by your intermediary with sufficient time for your voting instruction form to be processed before 10:00 a.m. (Eastern Daylight Time) on September 16, 2019. Similarly, if you vote by internet, by phone, by fax, or by email, you must do so before 10:00 a.m. (Eastern Daylight Time) on September 16, 2019 or if the Meeting is adjourned or postponed, by no later than 10:00 a.m. (Eastern Daylight Time) on the business day prior to the day fixed for the adjourned or postponed meeting.

Option 2 - Voting in Person

As we do not have access to the names or holdings of our non-registered shareholders, if you wish to vote in person at the Meeting, you must appoint yourself or another person (who need not be a shareholder) as the proxyholder for your Shares before the Meeting by inserting your own name or the other person’s name in the space provided on your voting instruction form and returning it as indicated on the form. AST must receive your appointment by no later than 10:00 a.m. (Eastern Daylight Time) on September 16, 2019. Shareholders who appoint themselves as proxyholders and persons who were appointed as proxyholders should present themselves to a representative of AST at the registration table on the day of the Meeting.

Objecting Beneficial Owners

Option 1 - Voting by Proxy (Voting Instruction Form)

You may vote by proxy by giving your voting instructions using one of the different ways described below:

Internet: Go to www.proxyvote.com and follow the instructions. You will need your 16-digit control number indicated on your voting instruction form.

Phone: Call 1-800-474-7493 (English), 1-800-474-7501 (French) (toll free for shareholders in Canada) or 1-800-454-8683 (toll free for shareholders in the United States). You will need your 16-digit control number found on your voting instruction form. If you vote by phone, you will not be able to appoint anyone other than the directors named on your voting instruction form as your proxyholder.

Mail: Complete and return your voting instruction form in the prepaid envelope provided.

If you vote by mail, your voting instruction form must be received by your intermediary with sufficient time for your voting instruction form to be processed before 10:00 a.m. (Eastern Daylight Time) on September 16, 2019. Similarly, if you vote by internet, or by phone, you must do so sufficiently in advance of 10:00 a.m. (Eastern Daylight Time) on September 16, 2019 or if the Meeting is adjourned or postponed, sufficiently in advance of 10:00 a.m. (Eastern Daylight Time) on the business day prior to the day fixed for the adjourned or postponed meeting.

Option 2 - Voting in Person

As we do not have access to the names or holdings of our non-registered shareholders, if you wish to vote in person at the Meeting, you must appoint yourself or another person (who need not be a shareholder) as the proxyholder for your Shares before the Meeting by inserting your own name or the other person’s name in the space provided on your voting instruction form and returning it as indicated on the form. AST must receive your appointment by no later than 10:00 a.m. (Eastern Daylight Time) on September 16, 2019. Shareholders who have appointed themselves as proxyholders and persons who were appointed as proxyholders should present themselves to a representative of AST at the registration table on the day of the Meeting.

How Your Shares Will Be Voted

You can choose to vote FOR or WITHHOLD on the items to be voted on. When you vote by proxy, you may appoint either the persons named as proxies in the form of proxy or voting instruction form (namely, the Chair of the Board of Directors (the “Board”) or the President and Chief Executive Officer of the Company) or you may appoint someone else to vote for you as your proxyholder by using your form of proxy or voting instruction form. You have the right to appoint any other person (who need not be a shareholder) to attend and act on your behalf at the Meeting. That right may be exercised by writing the name of such person in the space provided for such purpose in the form of proxy or voting instruction form.

Your shares will be voted or withheld from voting in accordance with your instructions indicated on the form of proxy or voting instruction form. If you have NOT specified how to vote on a particular matter, your proxyholder will be entitled to vote your Shares as he or she sees fit or, in the case of the Board Chair or the President and Chief Executive Officer of the Company, as follows:

•	FOR the election of management’s nominees as directors; and

•	FOR the appointment of Raymond Chabot Grant Thornton LLP as auditors and authorizing the Board to fix their remuneration.

The proxy confers discretionary authority in respect of amendments to any of the foregoing matters and such other matters as may properly come before the Meeting. Management is not aware of any such amendments or of other matters to be submitted at the Meeting.

Changing your Vote

If you change your mind about how you want to vote your Shares, you can revoke your proxy in one of the following ways, or by any other means permitted by law.

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If you are a registered shareholder, you may change your vote by:

•	voting again on the internet, by phone, by fax or by email, as applicable, before 10:00 a.m. (Eastern Daylight Time) on September 16, 2019;

•

completing a proxy form with a later date than the form you originally submitted, and mailing it as soon as possible so that it is received before 10:00 a.m. (Eastern Daylight Time) on September 16, 2019; or

•

sending a written notice from you or your authorized attorney to the Corporate Secretary of the Company at the registered office of the Company (700 De La Gauchetière Street West, Suite 2400, Montréal, Québec, H3B 5M2) so that it is received before 10:00 a.m. (Eastern Daylight Time) on September 16, 2019.

If you are a non-registered shareholder, you may change your vote by contacting your intermediary to find out the applicable procedure.

ADDITIONAL INFORMATION

Proxy Solicitation

The solicitation of proxies by management is being made primarily by mail, but directors, officers or employees of the Company may also solicit proxies at a nominal cost. The Company does not intend to retain the services of a proxy advisory firm for the solicitation of proxies.

Transfer Agent

You can contact AST, the Company’s transfer agent, either by mail at 2001 Robert-Bourassa Boulevard, Suite 1600, Montréal, Québec, H3A 2A6, Canada, by telephone at 1-800-387-0825, by fax at 1-888-249-6189, or by email at inquiries@astfinancial.com.

Authorized Share Capital

The authorized share capital of the Company consists of (i) an unlimited number of subordinate voting shares, without par value, which are listed under the symbol ALYA on both the Toronto Stock Exchange (“TSX”) and NASDAQ, (ii) an unlimited number of multiple voting shares, without par value, which are held by a limited number of holders, and (iii) an unlimited number of preferred shares, without par value, issuable in series, of which, as at July 22, 2019, 48,500,903 subordinate voting shares and 7,168,984 multiple voting shares were issued and outstanding.

The following summary of the material features of the Company’s authorized share capital is given subject to the detailed provisions of its articles.

VOTING RIGHTS

Each subordinate voting share entitles its holder to one vote per share, and each multiple voting share entitles its holder to ten votes per share at any meeting of shareholders, other than meetings at which only the holders of a particular class or series of shares are entitled to vote due to statutory provisions or the specific attributes of this class or series. If and when issued, preferred shares will have such voting rights as may be determined by the Board at the time of issuance thereof.

The subordinate voting shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws in that they do not carry equal voting rights with the multiple voting shares. In the aggregate, all of the voting rights associated with the subordinate voting shares represented as at July 22, 2019 40.35% of the voting rights attached to all of the issued and outstanding Shares.

RIGHTS TO DIVIDENDS AND RIGHTS UPON WINDING-UP AND DISSOLUTION

Subject to the prior rights of holders of preferred shares which rank prior to subordinate voting shares and multiple voting shares, if and when issued, holders of subordinate voting shares and multiple voting shares are entitled to receive pari passu any dividends and the remainder of the Company’s property in the event of a voluntary or involuntary winding up or dissolution, or any other distribution of assets among shareholders for the purposes of winding up the Company’s affairs.

CONVERSION RIGHTS

Multiple voting shares are, at the holder’s entire discretion, convertible into subordinate voting shares on a share for share basis and shall be automatically converted upon their transfer to a person who is not a Permitted Holder (as defined below) or upon the death of a Permitted Holder, unless acquired by any of the remaining Permitted Holders in accordance with the terms of the voting agreement dated November 1, 2018 entered into between the Permitted Holders (the “Voting Agreement”), a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For further information on the Voting Agreement, please refer to the section entitled “Principal Shareholders” below. The subordinate voting shares are not convertible into any other class of shares. Under applicable Canadian laws, an offer to purchase multiple voting shares would not necessarily require that an offer be made to purchase subordinate voting shares. However, as indicated above, multiple voting shares shall be automatically converted into subordinate voting shares on a share for share basis upon their transfer to a person who is not a Permitted Holder. If and when issued, preferred shares will have such conversion rights as may be determined by the Board at the time of issuance thereof.

For purposes of the above paragraph, a “Permitted Holder” means (i) Paul Raymond, (ii) Ghyslain Rivard, (iii) Pierre Turcotte, and (iv) MixMedia Computer Services Inc., 9387-1010 Québec Inc., and Direxions Trust (or any successor entity thereof, by amalgamation, arrangement, reorganization or otherwise), in each case as long as it is controlled by one of the

ALITHYA  |   Management Information Circular         5

foregoing Permitted Holders (or any combination of Permitted Holders).

RESTRICTIONS ON TRANSFER

Subject to the terms of the Voting Agreement, Permitted Holders are not permitted to sell or otherwise transfer multiple voting shares, and any Permitted Holder of multiple voting shares wishing to sell them in the future to a person who is not a Permitted Holder must first convert those shares into subordinate voting shares on a share for share basis.

Principal Shareholders

As at July 22, 2019, to the knowledge of the Company, based on the most recent publicly available information, the only persons who beneficially owned, directly or indirectly, or exercised control or direction over 10% or more of the subordinate voting shares or multiple voting shares of the Company were Messrs. Paul Raymond, Ghyslain Rivard, Pierre Turcotte and Capital Régional Coopératif Desjardins. Their respective holdings are set out in the table that follows.

	SUBORDINATE VOTING SHARES		MULTIPLE VOTING SHARES		SUBORDINATE VOTING SHARES AND MULTIPLE VOTING SHARES		VOTING RIGHTS
	(#)	(%)	(#)	(%)	(#)	(%)	(#)	(%)
Paul Raymond	64,398	0.13	571,832	7.98	636,230	1.14	5,782,718	4.81
Ghyslain Rivard	-	-	4,962,819	69.22	4,962,819	8.91	49,628,190	41.29
Pierre Turcotte	83,400	0.17	1,634,333	22.80	1,717,733	3.09	16,426,730	13.67
Group of 3 Sub-Total	147,798	0.30	7,168,984	100.00	7,316,782	13.14	71,837,638	59.77
Capital Régional Coopératif Desjardins	6,358,742	13.11	-	-	6,358,742	11.42	6,358,742	5.29
Total	6,506,540	13.41	7,168,984	100.00	13,675,524	24.56	78,196,380	65.06

Each of Messrs. Raymond, Rivard, and Turcotte, personally and/or in their capacities as individuals who have the power to vote the Shares held by each of Direxions Trust, Services Informatiques MixMedia inc., and 9387-1010 Québec inc. (collectively, the “Group of 3”), respectively, are party to the Voting Agreement pursuant to which each of the members of the Group of 3 has agreed to vote, or cause to be voted, all of the Shares of the Company over which they have direct or indirect voting control from time to time and at all times (the “Controlled Shares”) at any shareholders meeting of the Company in a manner as will be decided upon by the decision of at least two of the three members of the Group of 3 (the “Majority Decision”). However, no member of the Group of 3 will be required to comply with the Majority Decision in respect of a particular matter if, for that matter, (i) there is no Majority Decision notified to them by the deadline specified in the Voting Agreement, (ii) a member of the Group of 3 holding Controlled

Shares is not permitted by applicable law to vote on the matter, or (iii) the vote is for the election of any of Messrs. Raymond, Rivard, or Turcotte to the Board. As at July 22, 2019, the Group of 3 beneficially owned, directly or indirectly, or exercised control or direction over 59.77% of the voting rights attached to the Shares of the Company.

As at July 22, 2019, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 3,460,657 subordinate voting shares and 7,168,984 multiple voting shares representing respectively 7.14% of the issued and outstanding subordinate voting shares and 100% of the issued and outstanding multiple voting shares.

ALITHYA  |   Management Information Circular        6

Business of the Meeting

Four items will be covered at the Meeting:

•

Presentation to the shareholders of the audited consolidated financial statements of the Company for the fiscal year ended March 31, 2019 (the “Annual Financial Statements”) and the auditors’ report thereon;

•	Election of the directors of the Company;

•	Appointment of the auditors of the Company for the year ending March 31, 2020 and authorization of the Board of Directors to fix their remuneration; and

•	Consideration of such other business, if any, that may properly come before the meeting or any adjournment or postponement thereof.

Management is not aware of any changes to these items and does not expect any other matters to be submitted to the Meeting.

Financial Statements

The Annual Financial Statements and the auditors’ report thereon are available on our website at www.alithya.com, on SEDAR at www.sedar.com, in the Company’s annual report on Form 20-F available on EDGAR at www.sec.gov, and in print, free of charge, to any shareholder who requests a copy by contacting our Investor Relations department by email at investorrelations@alithya.com.

Election of Directors

The Board may consist of not less than three and not more than 15 directors. The Board has fixed at nine the number of directors to be elected at the Meeting. Except for Ms. Lucie Martel, the persons named in the section entitled “Nominees for Election to the Board” of this Information Circular (“Nominee Directors”) are currently directors of the Company and were elected as such on November 1, 2018 as part of the arrangement and merger (the “Edgewater Acquisition”) pursuant to which Edgewater Technology, Inc. (“Edgewater”) and Alithya Group Inc., a Québec private Company (“Old Alithya”), became wholly-owned subsidiaries of the Company. Until November 1, 2019, the Company shall (i) nominate Fredrick DiSanto, Jeffrey Rutherford and C. Lee Thomas at any annual or special shareholders meeting of the Company to be held until such date, (ii) recommend that shareholders of the Company vote in favor of their election at any such meeting, and (iii) not take any step to remove those directors from the Board, except in the case of fraud, gross negligence or willful misconduct of the relevant director. The Nominee Directors are, in the opinion of the Board and management, well qualified to act as directors of the Company for the ensuing year and have confirmed their willingness to serve as directors.

Unless authority is withheld, the persons designated in the form of proxy or voting instruction form will vote FOR the election of the persons nominated in the section entitled “Nominees for Election to the Board” of this Information Circular.

Appointment of Auditors

The Board, on the recommendation of the Audit and Risk Management Committee (“Audit Committee”), recommends that Raymond Chabot Grant Thornton LLP (“RCGT”) be appointed to serve as the Company’s auditors until the next annual meeting of shareholders. RCGT has served as the Company’s auditors since the Edgewater Acquisition and previously as Old Alithya’s auditors since 2012.

PRE-APPROVAL POLICY FOR EXTERNAL AUDITOR SERVICES

The Audit Committee has adopted procedures for the pre-approval of engagement for services of its external auditors, which require pre-approval of all audit and non-audit services provided by the external auditors. Moreover, the Board, upon recommendation of the Audit Committee, approves, on an annual basis, the fees charged to the Company by RCGT.

EXTERNAL AUDITOR SERVICE FEE

The fees billed by RCGT in each of the years ended March 31, 2019 and 2018 for audit, audit-related, tax and all other services provided to the Company by RCGT were as follows:

	YEAR ENDED MARCH 31,

	2019	2018

Audit fees(1)	$ 329,810	$ 124,323

Audit-related fees(2)	$ 373,464	$393,656

Tax fees(3)	$ 111,034	$ 5,932

All other fees(4)	—	—

Total	$ 814,308	$ 523,911

(1)

“Audit fees” means fees billed in each of the fiscal years for professional services rendered by the auditors for the audit of the Company’s annual consolidated financial statements and review of the Company’s interim condensed consolidated financial statements.

(2)

“Audit-related fees” includes assurance and related services reasonably related to the audit of the Company’s annual consolidated financial statements not included in audit services which are included in the “Audit fees” category as well as, for both fiscal years, accounting and financial reporting services rendered by RCGT in connection with the Company becoming a public issuer, such as the review of the Company’s Form F-4 filed with the U.S. Securities and Exchange Commission as well as the Company’s non-offering prospectus filed with the securities regulators in Canada. In addition, for both fiscal years, fees included the financial and tax due diligence related to the Edgewater Acquisition.

(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by RCGT for tax compliance and tax advice.

(4)	“All other fees” includes the aggregate of all other fees billed in each of the fiscal years. There were no other fees incurred in either fiscal year.

The increase in the fees billed by RCGT are directly related to the Edgewater Acquisition.

Pursuant to the terms of its mandate, the Audit Committee reviews and approves all audit and audit-related services, audit engagement fees and terms, and all non-audit engagements performed by the external auditors.

ALITHYA  |   Business of the Meeting        7

Unless authority is withheld, the persons designated in the form of proxy or voting instruction form will vote FOR the appointment of RCGT as the auditors of the Company and authorizing the Board to fix their remuneration.

Other Business

Following the conclusion of the formal business to be conducted at the Meeting, we will invite questions and comments from shareholders. Management is not aware of any changes to the foregoing items or of other matters to be submitted at the Meeting. If, however, there are changes or new items that properly come before the Meeting, your proxyholder can vote your Shares on these items as he or she sees fit.

ALITHYA  |  Business of the Meeting        8

Nominees for Election to the Board

DESCRIPTION OF THE NOMINEE DIRECTORS

The following pages include a profile of each nominated director which provides an overview of their experience, qualifications, record of attendance at Board and committee meetings, ownership of Alithya securities, as well as whether they meet or are on target to meet the applicable minimum share ownership requirement. Except for Ms. Lucie Martel, each nominee is a current director of the Company. Information relating to Shares, options and deferred share units (“DSUs”) beneficially owned by the nominees, or over which they exercise control or direction, is provided as at July 22, 2019.

Dana Ades-Landy, Québec, Canada	Age: 60	Director since: November 2016

Ms. Dana Ades-Landy is the Chief Executive Officer of the Heart and Stroke Foundation of Canada (Québec) since 2016. Ms. Ades-Landy has more than 25 years of experience as an executive in the banking industry, her latest position being Regional Vice-President, Québec & Eastern Ontario, Commercial Banking at Scotiabank from 2013 to 2015. Ms. Ades-Landy serves as a director and Chair of the Audit Committee of First Lion Holdings Inc., the parent company of BFL Canada Risk and Insurance Inc. She also serves as a director of the Canadian Mortgage and Housing Company, the Association of Fundraising Professionals, the International Women’s Forum of Canada and is Chair of the Financial Women’s Association of Québec. She previously served as a director of Old Brewery Mission Foundation and Chair of the Advisory Board of the John Molson School of Business. Ms. Ades Landy holds a Bachelor’s degree in microbiology and immunology from McGill University and a Master of Business Administration from Concordia University and is a member of the Institute of Corporate Directors.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE(1)
	Board	3 of 3	100%
	Audit Committee	3 of 3	100%
	SECURITIES HELD OR CONTROLLED
	Subordinate Voting Shares		10,075
	DSUs(2)		7,137
	Value at Risk(3)		$64,029

	Minimum Share Ownership Requirement(4)		On Target
	Independent		✓

Robert Comeau(5), Québec, Canada	Age: 59	Director since: May 2018

Mr. Robert Comeau is a corporate director who serves as lead director and Chair of Alithya’s Audit Committee. Before becoming a corporate director in 2018, he acted as a consultant between 2015 and 2018, and served as Chief Financial Officer of both public and private companies, including Lumenpulse Inc., from 2012 to 2015, Aveos Fleet Performance Inc., from 2009 to 2011, and Emergis Inc., from 2005 to 2008. Mr. Comeau also held various positions over 17 years at Nortel Networks Company, including as Vice-President, Finance, Operations. Mr. Comeau serves as a director of H2O Innovation Inc. He previously served as a Special Committee Member of Groupe Conseil FX Innovation Inc. between 2014 and 2017. Mr. Comeau is a Chartered Professional Accountant (CPA, CA) and holds a Bachelor’s degree in accounting from HEC Montréal.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE(1)
	Board	3 of 3	100%
	Audit Committee (Chair)	3 of 3	100%
	SECURITIES HELD OR CONTROLLED
	Subordinate Voting Shares		22,300
	DSUs(2)		7,949
	Value at Risk(3)		$112,526
	Minimum Share Ownership Requirement(4)		On Target
	Independent		✓

ALITHYA  |  Nominees for Election to the Board        9

Fredrick DiSanto, Ohio, USA	Age: 57	Director since: November 2018

Mr. Fredrick DiSanto is the Chairman and Chief Executive Officer of Ancora Holdings Inc., the parent company of Ancora Advisors, LLC, a registered investment advisor since 2006. Prior to joining Ancora, Mr. DiSanto served as the Executive Vice President and Manager of the Fifth Third Bank’s Investment Advisors Division overseeing investment management, private banking and trust and banking services, and as Chief Operating Officer of Maxus Investment Group before it was acquired by Fifth Third Bank. Mr. DiSanto serves as a director of The Eastern Company and Regional Brands Inc. He holds a Bachelor’s degree in management science and a Master of Business Administration from Case Western Reserve University.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE(1)
	Board	3 of 3	100%
	SECURITIES HELD OR CONTROLLED
	Subordinate Voting Shares		1,741,494
	Options to Purchase Subordinate Voting Shares(6)		27,292
	DSUs(2)		5,514
	Value at Risk(3)		$6,498,870
	Minimum Share Ownership Requirement(4)		Yes
	Independent		✓

Lucie Martel, Québec, Canada	Age: 58	Not currently a director

Lucie Martel is the Senior Vice President and Chief Human Resources Officer of Intact Financial Corporation, a position she has occupied since September 2011. Previously, Ms. Martel was a Senior Vice President at AXA Canada. She has more than 30 years of experience in strategic management of human resources and labour relations, with corporations including Laurentian Bank (where she was Vice President, Human Resources Management and Development), Direct Film and Uniroyal. Ms. Martel is a director and the Chair of the Human Resources Committee of the Board of Directors of the Société des alcools du Québec and a director of the Montreal Heart Institute Foundation. Ms. Martel has a Bachelor’s degree in industrial relations from Université de Montréal.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE
	N/A	N/A
	SECURITIES HELD OR CONTROLLED
	Subordinate Voting Shares		-
	Value at Risk		-
	Minimum Share Ownership Requirement(4)		N/A
	Independent		✓

Paul Raymond(7), Québec, Canada	Age: 55	Director since: June 2011

Mr. Paul Raymond has been acting as the President and Chief Executive Officer of Alithya since April 2012. Mr. Raymond joined Alithya as its President and Chief Operating Officer in April 2011, a position he held until March 2012, and has been a member of the Board of Alithya since April 2011. Mr. Raymond is a director of WSP Global Inc., and the Chair of the Board of the Québec Technology Association and of the Québec chapter of the Make-A-Wish Foundation. He is also Governor of the Conseil du patronat du Québec. Prior to joining Alithya, Mr. Raymond held several key senior management positions in major information technology firms and served as an officer in the Canadian Armed Forces. Mr. Raymond received the 2016 Entrepreneur of the Year Award from EY Québec in the IT category. Mr. Raymond is a computer engineering graduate from the Royal Military College of Canada and a member of the OIQ (Ordre des ingénieurs du Québec) and the Institute of Corporate Directors.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE(1)
	Board	3 of 3	100%
	SECURITIES HELD OR CONTROLLED
	Subordinate Voting Shares		64,398
	Multiple Voting Shares		571,832
	Options to Purchase Subordinate Voting Shares(6)		235,000
	Options to Purchase Multiples Voting Shares(6)		963,160
	Value at Risk(3)		$2,366,766

	Minimum Share Ownership Requirement(4)		Yes
	Independent		No

ALITHYA  |  Nominees for Election to the Board        10

Ghyslain Rivard(8), Québec, Canada	Age: 59	Director since: April 1992

Mr. Ghyslain Rivard is the founder of Alithya. He acted as Alithya’s President and Chief Executive Officer from its constitution in April 1992 until his retirement in 2012, after more than 35 years in the IT and business services sectors. He currently serves on the Board of Alithya. Mr. Rivard holds a Bachelor’s degree in computer science and mathematics from Sherbrooke University. He is a member of the Institute of Corporate Directors.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE(1)
	Board	3 of 3	100%
	Audit Committee	3 of 3	100%
	Corporate Governance, Nominating and Compensation Committee	2 of 2	100%
	SECURITIES HELD OR CONTROLLED
	Multiple Voting Shares		4,962,819
	DSUs(2)		5,514
	Value at Risk(3)		$18,482,199
	Minimum Share Ownership Requirement(4)		Yes
	Independent		✓

Jeffrey Rutherford, Ohio, USA	Age: 58	Director since: November 2018

Mr. Jeffrey Rutherford is the Chief Financial Officer of Diebold Nixdorf, Inc. since January 2019. He previously served as Chair of the Board, Interim Chief Executive Officer and Interim President of Edgewater Technology, Inc. Before joining Edgewater, Mr. Rutherford acted as Vice-President and as Chief Financial Officer of Ferro Company from April 2012 to September 2016, and previously held senior officer positions at Park-Ohio Holdings Corp., UAP Holdings Corp., LESCO, Inc., and OfficeMax, Inc.. He holds a Bachelor’s degree in business administration and accounting from Baldwin Wallace University.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE(1)
	Board	2 of 3	67%
	SECURITIES HELD OR CONTROLLED
	Subordinate Voting Shares		83,426
	Options to Purchase Subordinate Voting Shares(6)		20,856
	DSUs(2)		5,514
	Value at Risk(3)		$330,857
	Minimum Share Ownership Requirement(4)		Yes
	Independent		✓

C. Lee Thomas, Ohio, USA	Age: 65	Director since: November 2018

Mr. C. Lee Thomas is a corporate director who holds the office of Executive in Residence in the School of Business, and serves as a trustee and professor, at Baldwin Wallace University. Before becoming a corporate director, Mr. Thomas held various roles with Ernst & Young LLP from 1976 to June 2014, including Managing Partner of its Cleveland office, Leader of its Northeast Ohio Market Segment, and as a global client serving partner. Mr. Thomas previously served as a director of Technical Consumer Products International. Mr. Thomas is a Certified Public Accountant (CPA) and holds a Bachelor’s degree in accounting from Baldwin Wallace University.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE(1)
	Board	3 of 3	100%
	Audit Committee	3 of 3	100%
	SECURITIES HELD OR CONTROLLED
	DSUs(2)		7,137
	Value at Risk(3)		$26,550
	Minimum Share Ownership Requirement(4)		On Target
	Independent		✓

ALITHYA  |  Nominees for Election to the Board        11

Pierre Turcotte(9), Québec, Canada	Age: 60	Director since: June 2011

Mr. Pierre Turcotte is a corporate director and the Chair of the Board of Alithya. Prior to joining Alithya in 2011, he served as Senior Vice-President of CGI in Canada, the U.S. and Europe for more than 27 years, and as Chair of the Board and Chief Executive Officer of ReadBooks SAS. He acts as a director of Poudre Noire Inc., Xpertdoc Inc., Pointe-à-Callières Museum and Nouveau Monde Theater, and is an independent member of the McGill University IT Committee. Mr. Turcotte holds a Bachelor’s degree in computer science and mathematics from Laval University and is a member of the Institute of Corporate Directors.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE(1)
	Board	3 of 3	100%
	Corporate Governance, Nominating and Compensation Committee	2 of 2	100%
	SECURITIES HELD OR CONTROLLED
	Subordinate Voting Shares		83,400
	Multiple Voting Shares		1,634,333
	DSUs(2)		5,514
	Value at Risk(3)		$6,410,479
	Minimum Share Ownership Requirement(4)		Yes
	Independent		No

(1)

For an overview of Board and committee meetings attendance by all directors of the Company following the Edgewater Acquisition, please refer to the section entitled “Board and Committee Attendance” below. The information is provided for all meetings held during the period from November 1, 2018 to March 31, 2019.

(2)

DSUs are issued under Alithya’s Long-Term Incentive Plan. For a summary of the material terms of Alithya’s Long-Term Incentive Plan, please refer to Schedule A of this Information Circular. For additional information regarding grants of DSUs to directors, please refer to the section entitled “Board Compensation — Long-Term Incentive Plan - DSUs”.

(3)

The Value at Risk represents the total value of Shares and, for non-executive directors, DSUs, which total value is based on $3.72, the closing price of the subordinate voting shares on the TSX on July 22, 2019. Options are not taken into account in the Value at Risk and the minimum share ownership requirement.

(4)

All directors, except Mr. Raymond, are subject to the minimum share ownership requirement applicable to directors, as more fully detailed in the section entitled “Board Compensation – Director Share Ownership Requirement”. For information regarding the minimum share ownership requirement applicable to Mr. Raymond, please refer to the section entitled “Executive Compensation Program – Executive Share Ownership Requirement”.

(5)

Mr. Comeau was Vice-President and Chief Financial Officer of Aveos Fleet Performance Inc. from January 26, 2009 to March 31, 2011. On March 19, 2012, Aveos filed a voluntary petition for relief under the Companies’ Creditors Arrangement Act (Canada). On November 18, 2013, Aveos presented a motion for the termination of the proceedings, and on November 22, 2013, the Superior Court of Québec issued a termination and discharge order with respect to such proceedings and issued an order appointing a receiver under the Bankruptcy and Insolvency Act (Canada).

(6)

For more information regarding options to purchase Shares, please refer to Schedule A of this Information Circular as well as the sections entitled “Statement of Executive Compensation” and “Compensation Discussion and Analysis – Long-Term Incentive Plan”.

(7)	Mr. Raymond is considered non-independent as he is the President and Chief Executive Officer of the Company.

(8)	Mr. Rivard will cease to be a member of the Audit Committee in Fall 2019.

(9)

Mr. Turcotte is considered non-independent as he rendered to the Company paid consulting services exceeding $75,000 during a 12-month period within the three fiscal years preceding the fiscal year ended March 31, 2019.

BOARD AND COMMITTEE ATTENDANCE

The following table indicates the attendance of the current directors of the Company at Board and committee meetings for the period from November 1, 2018, the date the Company became a publicly listed issuer, to March 31, 2019:

NAME OF DIRECTOR	BOARD		AUDIT COMMITTEE		CORPORATE GOVERNANCE, NOMINATING AND COMPENSATION COMMITTEE

Dana Ades-Landy	3 of 3	100%	3 of 3	100%	-	-

Robert Comeau	3 of 3	100%	3 of 3	100%	-	-

François Côté(1)	3 of 3	100%	3 of 3	100%	2 of 2	100%

Fredrick DiSanto	3 of 3	100%	-	-	-	-

Paul Raymond	3 of 3	100%	-	-	-	-

Ghyslain Rivard(2)	3 of 3	100%	3 of 3	100%	2 of 2	100%

Jeffrey Rutherford	2 of 3	67%	-	-	-	-

C. Lee Thomas	3 of 3	100%	3 of 3	100%	-	-

Pierre Turcotte	3 of 3	100%	-	-	2 of 2	100%
		96%		100%		100%
(1)

Mr. Côté is not seeking re-election on the Board and will therefore cease to act as a director and Chair of the Corporate Governance, Nominating and Compensation Committee on September 18, 2019. Mr. Côté was also a member of the Audit Committee until June 30, 2019.

(2)	Mr. Rivard will cease to be a member of the Audit Committee in Fall 2019.

ALITHYA  |  Nominees for Election to the Board        12

BOARD SKILLS MATRIX

The following table identifies the competencies of each Nominee Director, together with their gender, age, geographical location, and tenure at Alithya.

ALITHYA  |  Nominees for Election to the Board        13

Director Compensation

The compensation program of the Board is designed to directly align the interests of directors with the long-term interests of the Company’s shareholders and aims at providing fair, reasonable and competitive total compensation required to attract and retain experienced and competent directors.

To assist in determining the appropriate compensation for members of the Board, the Corporate Governance, Nominating and Compensation Committee (“Committee” or “Governance and Compensation Committee”) reviews competitive practices from time to time with the assistance of independent compensation consultants as discussed in the section entitled “Compensation Discussion and Analysis – Executive Compensation Program – Compensation Review Process – Compensation Consultant”.

The Committee reviews at least annually compensation data from a comparator group which is the same group used for benchmarking the compensation of executive officers (see list of companies included in the reference group in the section entitled “Director Compensation – Structure of Compensation – Comparator Group” below).

In March 2018, the Governance and Compensation Committee of Old Alithya retained the services of PCI - Perrault Conseil inc. (“PCI”) to conduct a competitive review of the compensation of the directors, taking into consideration the then contemplated Edgewater Acquisition and concurrent public listing. Following the review, and to provide fair, reasonable and competitive total compensation in line with the comparator group, the annual retainer of directors was changed to an all-inclusive annual retainer, effective upon the closing of the Edgewater Acquisition on November 1, 2018. Any director who is also an employee of the Company or of any of its affiliates does not receive any compensation as a director. The director compensation discussed in this section refers to the compensation of the Company’s directors elected as such upon closing of the Edgewater Acquisition for the period from November 1, 2018 to March 31, 2019.

STRUCTURE OF COMPENSATION

The directors’ compensation is structured as an all-inclusive annual retainer payable in cash (“Cash-Based Component”) and in share-based awards in the form of DSUs (“Share-Based Component”). The Cash-Based Component varies based on roles held by the directors on the Board (e.g. chairing the Board or a committee, being a committee member, etc.), while the Share-Based Component is set at $35,000 for all directors. The flat-fee approach was found to be consistent with the compensation trends of the comparator group, adds predictability to compensation paid to directors, and is simpler to administer. The Committee and the Board consider such compensation to remain appropriate for fiscal 2020.

Until a director has achieved his or her minimum share ownership requirement, 50% of his or her annual Cash-Based Component will be paid in DSUs, the whole as more fully detailed in the section entitled “Director Share Ownership Requirement”.

Directors are reimbursed for reasonable travel and other out-of-pocket expenses incurred for attendance at Board and committee meetings.

Comparator Group

In fiscal 2019, PCI compared Alithya’s director compensation against a comparator group comprised of 13 companies, including companies in the IT industry, as well as companies in other industries, but of comparable size to Alithya in terms of revenues and market capitalization, given that Alithya competes to attract and retain directors in Canada, the U.S. and Europe. The compensation of the Company’s directors is below the comparator group median, except for the compensation paid to the Board Chair, which is slightly above the comparator group median.

COMPANY NAME	PRIMARY INDUSTRY
Altus Group Ltd.	IT Consulting Services
Avid Technology Inc.	Technology and Multimedia
Box Inc.	IT Consulting Services
Calian Group Ltd.	Professional Services
Descartes Systems Group Inc.	IT Consulting Services
GFT Technologies SE IBI Group Inc.	IT Consulting Services IT Consulting Services
Ordina N.V.	IT Consulting Services
Perficient Inc.	IT Consulting Services
Quantum Corp.	IT Services
Quotient Technology Inc.	Marketing Technology
Shopify Inc.	eCommerce
Willdan Group Inc.	IT Consulting Services

Annual Retainer

The following table shows the Cash-Based Component and the Share-Based Component of the annual retainer of all directors. For the year ended March 31, 2019, the actual payout to the directors was prorated to the five-month period beginning on November 1, 2018 and ending on March 31, 2019.

DIRECTOR POSITION	ANNUAL RETAINER
	CASH-BASED COMPONENT(1)	SHARE-BASED COMPONENT
Board Chair	$95,000	$35,000
Director	$40,000	$35,000
Committee Chair
Audit Committee Chair
Governance and Compensation	$35,000	-
Committee Chair
Committee Member
Audit Committee
Governance and Compensation	$10,000	-
Committee
(1)	Directors (including the Board Chair) may elect to receive all or part of the Cash-Based Component of their annual retainer either in cash, in DSUs or a combination of both.

ALITHYA  |  Director Compensation        14

Long-Term Incentive Plan – DSUs

In addition to the Share-Based Component of their annual retainer, directors may, subject to the Director Share Ownership Requirement (as defined below), elect to receive all or part of the Cash-Based Component of their annual retainer either in cash, in DSUs issued pursuant to the Company’s Long Term Incentive Plan (“LTIP”), or a combination of both.

Each DSU entitles the beneficiary thereof to receive upon resignation, retirement or death, one subordinate voting share of the Company. Each director has an account where DSUs are credited and held until the director leaves the Board. The number of DSUs credited to each director’s account is calculated by dividing the amount to be received in DSUs by the closing price of the subordinate voting share on the TSX or NASDAQ, whichever is greater at the then current exchange rate, on the day immediately preceding the date of grant (“Market Value”).

The issuance of DSUs to directors is considered a key component to enhance the Company’s ability to attract and retain talented individuals to serve as members of the Board, to promote alignment of interests between directors and the Company’s shareholders and to assist directors in fulfilling the Director Share Ownership Requirement.

Detailed information on the LTIP is included in Schedule A of this Information Circular.

DIRECTOR COMPENSATION TABLE

The table below shows the total compensation earned by each director for the period from November 1, 2018, the date the Company completed the Edgewater Acquisition and became a publicly listed issuer, to March 31, 2019. All fees are based in Canadian dollars.

NAME OF DIRECTOR	CASH RETAINER(1) ($)	SHARE-BASED AWARDS(1) ($)	ALL OTHER COMPENSATION ($)	TOTAL ($)

Dana Ades-Landy	20,833	14,583	-	35,416

Robert Comeau	31,250	14,583	-	45,833

François Côté(2)	35,417	14,583	-	50,000

Fredrick DiSanto	16,667	14,583	-	31,250

Ghyslain Rivard	25,000	14,583	-	39,583

Jeffrey Rutherford	16,667	14,583	-	31,250

C. Lee Thomas	20,833	14,583	-	35,416

Pierre Turcotte	39,583	14,583	-	54,166

(1)	These columns show the value of retainer paid in cash and DSUs to the directors in respect of services rendered during the period from November 1, 2018 to March 31, 2019.

(2)

Mr. Côté is not seeking re-election on the Board and will therefore cease to act as a director and Chair of the Governance and Compensation Committee on September 18, 2019. Mr. Côté was also a member of the Audit Committee until June 30, 2019.

INCENTIVE PLAN AWARDS - OUTSTANDING AWARDS

The table below shows options (option-based awards) held by directors as at March 31, 2019 as well as the market value of vested DSUs (share-based awards) held as at such date. The Company’s directors did not receive any option-based awards in respect of their compensation for the fiscal year ended March 31, 2019. Outstanding options listed in the table below were originally granted by Edgewater prior to the Edgewater Acquisition.

	OPTION-BASED AWARDS				SHARE-BASED AWARDS
NAME	NUMBER OF SUBORDINATE VOTING SHARES UNDERLYING UNEXERCISED OPTIONS (#)	OPTION EXERCISE PRICE($)	OPTION EXPIRATION DATE	VALUE OF UNEXERCISED IN- THE-MONEY OPTIONS ($)	MARKET OR PAYOUT VALUE OF SHARE- BASED AWARDS THAT HAVE NOT VESTED ($)	MARKET OR PAYOUT VALUE OF VESTED SHARE- BASED AWARDS NOT PAID OUT OR DISTRIBUTED (1)(2) ($)

Dana Ades-Landy	-	-	-	-	-	29,975

Robert Comeau	-	-	-	-	-	33,386

François Côté(3)	-	-	-	-	-	23,159

Fredrick DiSanto(4)(5)	20,856	5.94	February 16, 2022	-

	6,436	6.54	June 14, 2022	-

	27,292	-	-	-	-	23,159

Ghyslain Rivard	-	-	-	-	-	23,159

Jeffrey Rutherford(4)(5)	20,856	5.94	February 16, 2022	-	-	23,159

C. Lee Thomas	-	-	-	-	-	29,975

Pierre Turcotte	-	-	-	-	-	23,159

(1)	Based on $4.20, the closing price of Alithya’s subordinate voting shares on the TSX on March 29, 2019, the last trading day of the fiscal year ended March 31, 2019.

(2)

Shows the aggregate market value of DSUs held as at March 31, 2019 and includes DSUs granted on March 26, 2019 in respect of the directors’ compensation for the first quarter of fiscal 2020. All DSUs are fully vested at the time of grant.

ALITHYA  |  Director Compensation        15

(3)

Mr. Côté is not seeking re-election on the Board and will therefore cease to act as a director and Chair of the Governance and Compensation Committee on September 18, 2019. Mr. Côté was also a member of the Audit Committee until June 30, 2019.

(4)

Messrs. DiSanto’s and Rutherford’s options are options that were originally issued by Edgewater and which were converted, on substantially the same terms and conditions as were applicable under the Edgewater incentive plans before the Edgewater Acquisition, into options to acquire a number of subordinate voting shares equal to the number of shares of common stock of Edgewater subject to such options immediately prior to the Edgewater Acquisition multiplied by the equity exchange ratio of 1.1918.

(5)

The exercise price of Messrs. DiSanto’s and Rutherford’s options is in U.S. dollars. The exercise price originally fixed by Edgewater for their options was reduced by an amount of US$1.15 per option immediately prior to the closing of the Edgewater Acquisition in order to reflect the special dividend paid on each Edgewater share of common stock then outstanding to Edgewater stockholders of record on October 31, 2018, and divided by the 1.1918 equity exchange ratio upon closing. The exercise price shown is the Canadian dollar equivalent of the U.S. exercise price determined using the March 31, 2019 exchange rate of $1.3342 for each U.S. dollar.

INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE YEAR

The table below shows the value of options (option-based awards) and DSUs (share-based awards) held by directors which vested in fiscal 2019. Directors did not receive any option-based awards or non-equity incentives in fiscal 2019.

NAME	OPTION-BASED AWARDS – VALUE VESTED DURING THE YEAR(1)	SHARE-BASED AWARDS- VALUE VESTED DURING THE YEAR(2) ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION – VALUE EARNED DURING THE YEAR

Dana Ades-Landy	-	29,583	-

Robert Comeau	-	32,708	-

François Côté(3)	-	23,333	-

Fredrick DiSanto	-	23,333	-

Ghyslain Rivard	-	23,333	-

Jeffrey Rutherford	-	23,333	-

C. Lee Thomas	-	29,583	-

Pierre Turcotte	-	23,333	-

(1)

While Messrs. DiSanto and Rutherford had options that vested during fiscal 2019, as their exercise price was greater than the closing price on the date they vested, no value is indicated in this column.

(2)	Shows the value of DSUs that vested during fiscal 2019.

(3)

Mr. Côté is not seeking re-election on the Board and will therefore cease to act as a director and Chair of the Corporate Governance, Nominating and Compensation Committee on September 18, 2019. Mr. Côté was also a member of the Audit Committee until June 30, 2019.

DIRECTOR SHARE OWNERSHIP REQUIREMENT

The directors of the Company play a central role in enhancing shareholder value and are therefore required to acquire and maintain a certain level of ownership in the Company. The Board has adopted a minimum share ownership requirement for directors which requires each director to own, within three years of the later of November 1, 2018 and their election or appointment, Shares and share-based awards, such as DSUs, having an aggregate value equal to at least two times the Cash-Based Component of their annual retainer (the “Director Share Ownership Requirement”), and each director is required to continue to hold such value throughout his or her tenure as a director. Shares are valued at the greater of the price of the subordinate voting shares on the day the Shares or DSUs were acquired and the market value of the Shares or DSUs on the date the share ownership level is assessed. In addition, Alithya securities held to comply with the Director Share Ownership Requirement shall not be, during the directors’ tenure, the object of specific monetization procedures or other hedging procedures to reduce the exposure related to their ownership.

Until they meet the Director Share Ownership Requirement, directors are required to receive at least 50% of the Cash-Based Component of their annual retainer in DSUs and may elect to receive up to 100% of such retainer in DSUs. Directors who meet the Director Share Ownership Requirement may also elect to receive up to 100% of the Cash-Based Component of their annual retainer in DSUs.

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Director Share Ownership Table

The following table provides information on the number and the value of Shares and DSUs owned by each non-executive Nominee Director as at July 22, 2019 and indicates whether they meet the Director Share Ownership Requirement, and, if not, by which date they must meet it.

DIRECTOR	NUMBER OF SHARES(1) OWNED, CONTROLLED OR DIRECTED	TOTAL VALUE OF SHARES(1)(2) ($)	NUMBER OF DSUs HELD	TOTAL VALUE OF DSUs(2) ($)	TOTAL NUMBER OF SHARES(1) OWNED, CONTROLLED OR DIRECTED AND DSUs	TOTAL VALUE OF SHARES(1) AND DSUs(2) ($)	DIRECTOR SHARE OWNERSHIP REQUIREMENT

Dana Ades-Landy	10,075	37,479	7,137	26,550	17,212	64,029	On target – October 31, 2021

Robert Comeau	22,300	82,956	7,949	29,570	30,249	112,526	On target – October 31, 2021
Fredrick DiSanto	1,741,494	6,478,358	5,514	20,512	1,747,008	6,498,870	Met
Lucie Martel	-	-	-	-	-	-	N/A
Ghyslain Rivard	4,962,819	18,461,687	5,514	20,512	4,968,333	18,482,199	Met
Jeffrey Rutherford	83,426	310,345	5,514	20,512	88,940	330,857	Met
C. Lee Thomas	-	-	7,137	26,550	7,137	26,550	On target – October 31, 2021
Pierre Turcotte	1,717,733	6,389,967	5,514	20,512	1,723,247	6,410,479	Met

(1)	Subordinate voting shares and/or multiple voting shares, as applicable.

(2)

Although the share ownership assessment is calculated based on the total value of the greater of the price of the subordinate voting shares on the day the Shares or DSUs were acquired and the market value of the Shares or DSUs, the above table shows the total value of Shares or DSUs owned based on the market value (which was $3.72 on July 22, 2019), solely to be consistent with the value at-risk disclosed in the section entitled “Nominees for Election to the Board”. Had we used the acquisition value, the assessment would have been the same.

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Statement of Corporate Governance Practices

We believe that our success relies on our reputation and the trust placed in our Company by our clients, employees, suppliers and others we interact with in our operations. Our commitment to specific core values such as respect, trust and integrity guide our actions and the way we operate responsibly and with integrity. As such, we are committed to adhering to high standards of corporate governance and designed our corporate governance practices consistent with this objective. The role, specific mandate and functioning rules of the Board and its committees are set forth in our corporate governance guidelines (“Corporate Governance Guidelines”) and their respective mandate adopted by the Board on November 1, 2018. Our Corporate Governance Guidelines and the mandate of the Board and its committees are available on our website at www.alithya.com. They are scheduled to be regularly reviewed with a view to continually improving our practices by assessing their effectiveness and comparing them with evolving best practices, changing circumstances and our needs.

As a Canadian reporting issuer with securities listed on the TSX and NASDAQ, our corporate governance practices comply with applicable rules adopted by the Canadian securities regulators (“CSA”), applicable provisions of the U.S. Sarbanes-Oxley Act of 2002 and related rules of the U.S. Securities and Exchange Commission (“SEC”). We are exempted from complying with certain of the NASDAQ corporate governance rules, provided that we comply with Canadian governance requirements. Accordingly, except as summarized on our website at www.alithya.com, our corporate governance practices comply with the NASDAQ corporate governance rules in all significant respects.

The Board is of the opinion that the Company’s corporate governance practices are well designed to assist the Company in achieving its principal corporate objective, which is the enhancement of shareholder value, and that its corporate governance practices meet the requirements of National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines. The Board has approved the disclosure of the Company’s corporate governance practices described below, on the recommendation of the Committee.

BOARD OF DIRECTORS

Mandate of the Board

The Board has clearly delineated its role and the role of management. The Board is elected by the shareholders and is responsible for the stewardship of the business and affairs of the Company, while management’s role is to conduct the day-to-day operations in a way that will meet this objective. The mandate of the Board, which it currently discharges directly or through one of its two committees, is to supervise the management of the business and affairs of the Company, and includes responsibility for approving strategic goals and objectives, review of operations, disclosure and communication policies, oversight of financial reporting and other internal controls, corporate governance, director orientation and education, executive compensation and oversight, and director nomination, compensation and assessment. Board committees’ recommendations are generally subject to Board approval. Meetings of the Board are held at least five times a year and as necessary.

The Board annually reviews the adequacy of its mandate. The text of the Board’s mandate is set out in Schedule B to this Information Circular.

Composition of the Board

BOARD SIZE

The Board is currently comprised of nine members and has fixed at nine the number of directors to be elected at the Meeting (namely, Dana Ades-Landy, Robert Comeau, Fredrick DiSanto, Lucie Martel, Paul Raymond, Ghyslain Rivard, Jeffrey

Rutherford, C. Lee Thomas and Pierre Turcotte). Except for Ms. Martel whose nomination is proposed for election at the Meeting for the first time, all of the Nominee Directors are currently members of the Board and were elected as such on November 1, 2018 upon closing of the Edgewater Acquisition. Until November 1, 2019, Alithya shall (i) at any annual or special shareholders meeting of the Company to be held until such date, nominate the three directors nominated by Edgewater (namely, Fredrick DiSanto, Jeffrey Rutherford and C. Lee Thomas) as part of the Edgewater Acquisition, (ii) recommend that shareholders of the Company vote in favor of their election at any such meeting, and (iii) not take any step to remove those directors from the Board, except in the case of fraud, gross negligence or willful misconduct of the applicable director.

INDEPENDENCE OF DIRECTORS

To better align the interests of the Board with those of our shareholders, more than two thirds of the Nominee Directors are independent. In determining whether a director is independent, the Board applies the standards developed by Canadian and U.S. securities laws and regulations and the NASDAQ corporate governance standards, in light of all relevant facts.

Except for Mr. Raymond, who is our President and Chief Executive Officer, and Mr. Turcotte, who rendered paid consulting services to the Company until March 31, 2018, the Board determined that the seven other Nominee Directors are independent.

ALITHYA  |   Statement of Corporate Governance Practices        18

INDEPENDENT	NON-INDEPENDENT
Dana Ades-Landy Robert Comeau Fredrick DiSanto Lucie Martel Ghyslain Rivard Jeffrey Rutherford C. Lee Thomas	Paul Raymond (1) Pierre Turcotte (2)

(1)  Mr. Raymond is the President and Chief Executive Officer of the Company.

(2)  Mr. Turcotte rendered to the Company paid consulting services exceeding $75,000 during a 12-month period within the three fiscal years preceding the fiscal year ended March 31, 2019.

In-Camera Meetings

The Board holds an in-camera meeting of the non-management directors and an in-camera meeting of the independent directors in conjunction with every regular meeting of the Board. During the fiscal year ended March 31, 2019, there were three in-camera meetings of the non-management and independent directors.

Other Directorships

The Company recognizes that the Board can benefit from a director also serving on the board of other issuers, so long as such service does not conflict with the Company’s interests. A director’s acceptance of additional directorships with for-profit organizations at arm’s length to the Company is subject to the Board’s review. In general, each non-executive director is expected to hold no more than four directorships with other publicly listed issuers, and each executive director is expected to hold no more than two such directorships, except for members of the Audit Committee who may not serve on the audit committee of more than two other publicly listed issuers, unless the Board has first determined that such simultaneous service would not impair the ability of the applicable director to serve on the Audit Committee.

As at July 22, 2019, some Nominee Directors were directors of other publicly listed issuers, as outlined in the table below:

NAME	PUBLIC ENTITY	COMMITTEES
Robert Comeau	H2O Innovation Inc. (TSX-V)	Chair of the Audit Committee and the Corporate Governance, Remuneration and Risks Committee

Fredrick DiSanto	The Eastern Company (NASDAQ)	Chair of the Audit Committee and the Pension Investment Review Committee
	Regional Brands Inc. (NASDAQ)	-

Paul Raymond	WSP Global Inc. (TSX)	Member of the Audit Committee

As of July 22, 2019, there were no board interlocks. A board interlock occurs when two directors also serve together on the board of another for-profit organization.

POSITION DESCRIPTIONS

The Board has developed written position descriptions for the Chair of the Board, the lead director and the President and Chief Executive Officer, the complete text of which can be found on the Company’s website at www.alithya.com. Summaries of the foregoing position descriptions are included below. Position descriptions are reviewed annually by the Committee and are updated as required.

Chair of the Board

The Company’s Board is led by a non-executive Chair, who, as per our Corporate Governance Guidelines, must be appointed by the Board upon the recommendation of the Committee. The prime responsibility of the Board Chair is to provide leadership to the Board and enhance Board effectiveness. As such, the Board Chair prepares and presides Board meetings and ensures the efficient conduct of the Board’s work. In fulfilling his responsibilities, the Board Chair acts as a liaison between the Board and management, and takes steps to foster the Board’s understanding of its responsibilities and boundaries with management. The Board Chair also oversees the responsibilities delegated to Board committees. Mr. Pierre Turcotte is the current Chair of the Board.

Lead Director

The Board has appointed an independent lead director whose prime responsibility is to assist the Board Chair in enhancing Board effectiveness. The Company’s current Board Chair is not considered independent as he rendered to the Company paid consulting services exceeding $75,000 during a 12-month period within the three fiscal years preceding the fiscal year ended March 31, 2019. In fulfilling his responsibilities, the lead director provides input to the Board Chair regarding the planning and organization of the activities of the Board and assists the Committee by providing input regarding the composition and structure of the Board and its committees and ensuring that the effectiveness of the Board is regularly assessed. The lead director also chairs periodic meetings of the independent directors and reports to the Board Chair on discussions to facilitate the interaction between the independent directors and management. Mr. Robert Comeau is the current lead director of the Company.

President and Chief Executive Officer

The President and Chief Executive Officer is responsible for leading the growth and success of the Company. In fulfilling his responsibilities, the President and Chief Executive Officer develops the Company’s strategic plans, in light of emerging opportunities and risks and with a view to the Company’s sustained profitable growth and long-term value creation, and oversees the implementation of such plans once approved by the Board. The President and Chief Executive Officer ensures that the Company achieves and maintains a satisfactory level of competitiveness both through organic growth, by strengthening existing client partnerships and fostering new relationships, and strategic acquisitions. Mr. Paul Raymond is the current President and Chief Executive Officer and he reports to the Company’s Board.

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Nomination to the Board

SKILLS MATRIX

When identifying potential director candidates, the Committee and the Board Chair focus on expanding and completing the Board’s overall knowledge, expertise and diversity. Board renewal and succession planning is an item in the work program of the Committee and is subject to regular discussions.

In proposing a list of director candidates, the Board is guided by the process described in the Company’s Corporate Governance Guidelines. As part of the process, the Board Chair, in consultation with the Committee, has developed a skills matrix based on types of business expertise and industry experience and diversity criteria (gender, age, geographical location and Board tenure), which aims at identifying gaps to be addressed in the director nomination process. Such process ensures that the skill set developed by directors, through their business expertise and experience, meets the needs of the Board. The Board also gives careful consideration to expertise, experience and diversity of current directors, the suitability and performance of potential director candidates, as well as their independence, qualifications, financial acumen, business judgment and board dynamics.

For an overview of the competencies of each Nominee Director, together with their gender, age, geographical location and Board tenure, please refer to the Board Skills Matrix presented in the section entitled “Nominees for Election to the Board – Board Skills Matrix”. The Committee reviews at least annually its skills matrix with the Board Chair with a view to (i) ensuring that the Board’s overall experience and expertise remain diversified, (ii) ensuring that the matrix itself remains accurate and relevant to the evolving needs of the Company, and (iii) filling any gaps so that the needs of the Board are met.

In order to assist the Committee and the Board Chair in recommending director candidates, the Committee, together with the Board Chair, identifies potential director candidates and, prior to nominating a new director for election or appointment, the Board Chair and the President and Chief Executive Officer meet with the candidate to discuss his or her interest and willingness to serve on Alithya’s Board, potential conflicts of interest, and his or her ability to devote sufficient time and energy to the Board.

BOARD DIVERSITY

In an increasingly complex global market, the ability to draw on a wide-range of viewpoints, backgrounds, skills, and experience is critical to the Company’s success. Further, diversity helps to ensure that a wide variety of different perspectives are brought to bear on issues, while enhancing the likelihood that proposed solutions will be nuanced, inclusive and comprehensive.

The Company believes that diversity at board, executive officer and senior management levels (and at all levels within the Company) can provide a number of potential benefits, including:

•	Access to a significant part of a potentially relevant talent pool that can contribute to and lead in a variety of technical and other functional areas;

•

Unique and tangible contributions, resulting from different perspectives, experiences, concerns and sensibilities, in finance, strategy, marketing, client relations, technology, mentoring and employee relations in a world of diverse clients and workforces;

•	Potential for richer discussion and debate that may ultimately increase effectiveness in decision-making and advising functions;

•	Increased likelihood that the perspectives and concerns of all stakeholders are represented in discussions; and

•	Signaling Alithya’s values to various stakeholders, including employees at all levels, shareholders, clients, communities, regulators and other government officials, and the public.

The Board also believes that diversity of personal characteristics such as age, gender, geographical location, business expertise, industry experience, stakeholder expectations and culture is an important attribute of a well-functioning Board.

Alithya believes that increasing the diversity of the Board to reflect the communities and clients Alithya serves is essential in maintaining a competitive focus. A diverse board also signals that diverse perspectives are important to the Company, and that Alithya is committed to inclusion. Further, as a result of Alithya’s commitment to diversity, Alithya has access to a wider pool of talent and a broader mix of leadership skills.

The Committee, which is responsible for recommending director candidates to the Board, considers candidates on merit, based on a balance of skills, background, experience, knowledge and personal characteristics. The Committee also sets measurable objectives for achieving diversity and recommend them to the Board for adoption. In connection with these objectives, the Board has set, in its Corporate Governance Guidelines, a target that at least 30% of directors on the Board should be women.

Alithya has not yet achieved its target, but is progressing towards it. Two of the nine Nominee Directors are women, representing 22% of the Board. The Committee considers the level of representation of women on the Board by overseeing the selection process and ensuring that women and other diverse candidates are included in the list of candidates proposed to the Board as potential directors.

IDENTIFICATION OF POTENTIAL DIRECTOR CANDIDATES

The Committee has the mandate to identify and recruit qualified director candidates and to make recommendations to the Board for their nomination for election or appointment. The Chair of the Board and the President and Chief Executive Officer are consulted and have input throughout the selection process. The Board, however, retains the ultimate responsibility for giving its approval for its composition and size and the selection of candidates nominated for election or appointed as directors. An

ALITHYA  |  Statement of Corporate Governance Practices         20

invitation to stand as a nominee director is made to a candidate by the Board through the Board Chair.

The Committee is mandated to review annually the competencies, skills and personal qualities applicable to candidates to be considered for nomination to the Board. The objective of this review is to maintain the composition of the Board in a way that provides, in the judgment of the Board, an appropriate variety of skills and experience to overview the overall stewardship of the Company. The Committee, together with the lead director, is responsible for conducting an annual assessment of the overall performance and effectiveness of the Board and each committee, the Board Chair, each committee Chair and each director and reporting on such assessments to the Board. The objective of the evaluation is to ensure the continued effectiveness of the Board in the execution of its responsibilities and to contribute to a process of continuing improvement. For more information on such assessments, please refer to the section entitled “Board Assessment”.

MAJORITY VOTING POLICY

The Board has adopted a policy, which forms part of our Corporate Governance Guidelines, to the effect that any nominee director who receives a greater number of votes “withheld” than votes “for”, with respect to the election of directors by shareholders, shall tender his or her resignation to the Board promptly following the meeting of shareholders at which the director was elected. The directors, other than those who also received a majority withheld vote at the same election, shall consider and, within 90 days following the election, determine whether or not to accept the resignation. The Board will make its decision and promptly announce it in a press release within 90 days following the shareholders meeting, a copy of which will be provided to the TSX. The Board shall, however, accept such resignation absent exceptional circumstances and the resignation shall be effective when accepted by the Board. This policy only applies in circumstances involving an uncontested election of directors. An “uncontested election of directors” means that the number of director nominees is the same as the number of directors to be elected to the Board.

ADVANCE NOTICE BY-LAW

As per sections 26 to 32 of the Company’s by-laws, only persons who are nominated in accordance with the procedures contained therein shall be eligible for election as directors of the Company. Such nomination process sets a deadline before a shareholders meeting for a shareholder to notify the Company of his, her or its intention to nominate directors, and lists the information that must be included with such nominations’ notice to be valid. Such provisions apply at any shareholders meeting that was called for the election of directors, but may be waived by the Board at its sole discretion.

The Board believes that this requirement establishes a transparent and fair process for all shareholders to follow if they intend to nominate directors, and for all shareholders, including those participating by proxy, to have sufficient time and information before they vote for the election of directors. It is also intended to facilitate an orderly and efficient meeting process. A copy of the Company’s by-laws, including the advance notice provisions, is available on our website at www.alithya.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Committees’ Mandates and Membership

The Board established two committees to assist it in fulfilling its mandate: the Audit Committee and the Governance and Compensation Committee. Each committee reports to the Board. The role and responsibilities of committee Chairs and the mandate of the committees are described below. Given the evolving needs of the Board and the extensive mandate of the Corporate Governance, Nominating and Compensation Committee, the Board is currently considering to divide the work of such committee into two distinct committees in fiscal 2020, thus creating a Corporate Governance and Nominating Committee and a Human Capital and Compensation Committee.

ROLE AND RESPONSIBILITIES OF COMMITTEE CHAIRS

The text of the mandates of the Audit Committee and the Governance and Compensation Committee contain a description of the position of the Chairs. The prime responsibility of committee Chairs is to be responsible for leadership of the committee assignments, including preparing the agenda, presiding over the meetings, making committee assignments, and reporting to the Board following meetings of the committee on matters considered by the committee, its activities and compliance with its mandate. Mr. Robert Comeau is the Chair of the Audit Committee and Mr. François Côté is the Chair of the Governance and Compensation Committee. As Mr. Côté is not seeking re-election on the Board, it is currently contemplated that Ms. Martel will be appointed as Chair of the Governance and Compensation Committee on September 18, 2019, assuming her election on the Board on such date (or of the Human Capital and Compensation Committee if the Governance and Compensation Committee is eventually split; in which case, Mr. Pierre Turcotte would act as Chair of the Governance and Nominating Committee).

The following is a summary of the mandate of each committee of the Board. Each committee annually reviews the adequacy of its mandate. The text of the Audit Committee’s mandate is set out in Schedule C to this Information Circular.

AUDIT AND RISK MANAGEMENT COMMITTEE

The primary mandate of the Audit Committee is to review the financial statements of the Company and public disclosure documents containing financial information and to report on such review to the Board, to be satisfied that adequate procedures are in place for the review of the Company’s public disclosure documents that contain financial information, to oversee the work and review the independence of the external auditors, and to oversee the Company’s internal control over financial reporting. The Audit Committee is also responsible for ensuring that appropriate risk management processes are in

ALITHYA  |  Statement of Corporate Governance Practices        21

place across the Company. In performing its duties and exercising its powers, the Audit Committee considers and addresses the risks related to the establishment, maintenance and implementation of disclosure controls and procedures and internal control over financial reporting and the risks related to security and data privacy that would reasonably be expected to have a material effect on the Company. Mr. Robert Comeau is the current Chair of the Audit Committee.

MEMBERSHIP(1)	INDEPENDENT
Robert Comeau (Chair) Dana Ades-Landy Ghyslain Rivard(2) C. Lee Thomas	✓ ✓ ✓ ✓

    (1)         Mr. Côté was a member of the Audit Committee until June 30, 2019.

    (2)         Mr. Rivard will cease to be a member of the Audit Committee in Fall 2019.

The mandate of the Audit Committee provides that it must be composed of a minimum of three members, all of whom shall be independent directors within the meaning of applicable Canadian and U.S. securities laws and NASDAQ corporate standards. The Board has determined that all members of the Audit Committee meet the independence requirements under the rules of NASDAQ, NI 58-101 andRule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”). The Board has also determined that Mr. Robert Comeau is an “audit committee financial expert” within the meaning of the SEC regulations and applicable NASDAQ rules.

No member of the Audit Committee receives, other than in his or her capacity as a director or member of a Board committee, directly or indirectly, any fee from the Company or any subsidiary of the Company, nor is an affiliated person of the Company, or any subsidiary of the Company.

CORPORATE GOVERNANCE, NOMINATING AND COMPENSATION COMMITTEE

The primary mandate of the Committee is to approve, and recommend to the Board, compensation programs for senior management and directors of the Company, to oversee the management of incentive compensation plans, to consider the implications of any risks associated with the Company’s compensation policies and practices, and to review succession plans for senior management.

The Committee is also responsible for overseeing the Company’s approach to corporate governance issues, to recommend to the Board corporate governance practices consistent with the Company’s commitment to high standards of corporate governance and to address potential risk related to corporate governance matters. The Committee is, among others, responsible for identifying, and recommending to the Board, potential director candidates who possess the qualifications and skills to fulfill the Board responsibilities. The Governance and Nominating Committee is also responsible for assessing at least annually the performance and effectiveness of the Board, committees and individual directors to ensure that they are fulfilling their respective responsibilities and duties.

MEMBERSHIP	INDEPENDENT
François Côté (Chair)(1) Ghyslain Rivard Pierre Turcotte	✓ ✓ -(2)

(1)

As Mr. Côté is not seeking re-election on the Board, it is contemplated that Ms. Martel will be appointed as Chair of the Corporate Governance and Compensation Committee on September 18, 2019, assuming her election on the Board on such date (or of the Human Capital and Compensation Committee if the Governance and Compensation Committee is eventually split).

(2)

Mr. Turcotte is considered non-independent as he rendered to the Company paid consulting services exceeding $75,000 during a 12-month period within the three fiscal years preceding the fiscal year ended March 31, 2019.

The mandate of the Governance and Compensation Committee provides that it must be composed of at least three members, a majority of whom shall be independent directors within the meaning of applicable Canadian and U.S. securities laws and NASDAQ corporate standards. The Board has determined that two out of the three members of the Committee meet the independence requirements under the rules of NASDAQ, NI 58-101 and Rule 10A-3 of the Exchange Act. Mr. François Côté is the current Chair of the Governance and Compensation Committee.

Board Renewal

BOARD TENURE AND TERM LIMITS

The Board has determined that fixed term limits for directors should not be established. The Board is of the view that such a policy would have the effect of forcing off Board directors who have developed, over a period of service, increased insight into the Company and who, therefore, can be expected to provide a valuable contribution to the Board. At the same time, the Board recognizes the value of some turnover in Board memberships to provide ongoing input of fresh ideas and views. The Governance and Compensation Committee is mandated to annually review the composition of the Board and to consider recommending changes to its composition.

RETIREMENT FROM THE BOARD

The Board has adopted in its Corporate Governance Guidelines its view on the mandatory retirement age for directors. A director shall not, unless otherwise determined by the Board, at its discretion, be appointed or elected as a director once that person has reached 75 years of age.

BOARD ASSESSMENT

The Committee is, together with the lead director, responsible for assessing the overall performance and effectiveness of the Board, committees and individual directors. The objective of the assessment is to ensure the continued effectiveness of the Board in the execution of its responsibilities and to contribute to a process of continuing improvement. This annual process includes the following steps:

•

A confidential comprehensive Board effectiveness survey, which is administered by the Office of the Corporate Secretary and completed by each of the directors, soliciting feedback from directors on matters including the operation and effectiveness of the Board and its committees, a peer review, an evaluation of their own performance, the Board’s relationship with management,

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the adequacy of information provided to directors, Board structure and agenda planning for Board and committee meetings.

•

Individual meetings between the lead director and each director to conduct open and confidential one-on-one conversations to discuss their assessment of the performance of the Board, the committees and the individual directors.

•

A report from the lead director on the assessment process to the Chair of the Committee to identify areas of improvement and agree on the report of the findings, including key recommendations, to the full Board for discussion.

The Board plans to complete its first annual assessment during fiscal 2020.

Director Orientation and Continuing Education

The Committee is mandated to oversee an orientation and education program for new directors and ongoing educational opportunities for all directors as required.

ORIENTATION

Our orientation program includes (i) meetings with members of Alithya’s leadership team to ensure that new directors benefit from an in-depth understanding of the Company’s organizational structure and the nature and operation of its business, including the Company’s reporting structure, strategic plans, risks management programs and policies, as well as its external auditors, (ii) meetings with the Board Chair to discuss the role of the Board and its committees, as well as the Board Chair and lead director, and to discuss the contribution individual directors are expected to make. New directors are also provided with a reference manual containing corporate and other information required to familiarize themselves with the Company, its organization and operations and Alithya’s key corporate governance and public disclosure documents, including Alithya’s Corporate Governance Guidelines, and Board and committee mandates; information regarding its committees and their Chairs, and individual directors; Alithya’s important policies and procedures; as well as organizational charts and more.

New directors are also invited to attend Company events relevant to their understanding of the Company’s business, affairs and culture:

•	internal annual meetings of employees;

•	industry conferences;

•	leadership training sessions; and

•	other company events on an ad hoc basis.

In addition, new directors are encouraged to visit Alithya’s offices for a better understanding of day-to-day management of the Company’s operations.

CONTINUING EDUCATION

The Board and the Committee recognize the importance of ongoing director education and the need for each director to take personal responsibility for this process.

To facilitate ongoing education, the Company:

•	provides quarterly reports on the operations and finances of the Company to the Board;

•

circulates to the Board with meeting materials, or on an ad hoc basis, all relevant materials for discussion, including industry studies and materials relating to legislative updates, emerging trends, and corporate governance practices; and

•

encourages presentations by outside experts to the Board or committees on matters of importance or emerging significance, including best practices of successful boards, and to report back to the Board on the quality of such programs.

Talent Management and Succession Planning

Effective talent management, leadership development, succession planning, and employee engagement are priorities for the Board and the Governance and Compensation Committee. A comprehensive framework, focusing on the identification, assessment, and development of talent is used to ensure that the Company has an appropriate pipeline of potential successors at the executive and management levels.

Alithya prepares talent for broader and more complex roles by differentiating development needs and providing meaningful professional experiences. When required, the Company also uses external hiring to address succession gaps and procure critical skills.

Regular updates on the talent management and leadership development of each function are reviewed by the Governance and Compensation Committee. Throughout the year, the Committee also conducts executive reviews focused on the strength and diversity of succession pools for key leadership roles across Alithya. The Company also integrates a more precise approach for high potentials to prepare them for broader and more complex roles while developing critical leadership capabilities.

A complete review of the contingency as well as short-, medium- and long-term succession plans for the executive team is conducted annually, and specific plans to address identified gaps are reviewed.

In fiscal 2019, Alithya welcomed new executive officers who brought deep expertise, new vision and strengthened our talent pool. In addition to ensuring their smooth integration, Alithya continued to be focused on the assessment and development of the next generation of executive officers and senior managers to ensure effective succession planning for a strong talent pipeline. The Committee also continued to monitor the

ALITHYA  |  Statement of Corporate Governance Practices        23

development of members of the executive team and to initiate customized development plans as required.

Alithya also refines its career development program to provide targeted training and practical work experience that will support the development of talent. As part of this review, Alithya continues to recruit new executive officers from leading organizations who will provide additional skill sets and experience and continue to improve the strength of our leadership team. The Committee is satisfied that the proper talent management and succession planning strategies are in place to ensure the Company’s ongoing success.

The Committee also periodically reviews with the Chair of the Board and the President and Chief Executive Officer the succession plans relating to the position of the President and Chief Executive Officer and other senior management positions and makes recommendations to the Board with respect to the selection of potential candidates to occupy these positions.

EXECUTIVE OFFICERS AND SENIOR MANAGEMENT DIVERSITY

Alithya recognizes the importance of having a diverse senior management group which offers a depth of perspectives and enhances the Company’s operations.

In fulfilling part of its oversight role, the Committee reviewed Alithya’s integrated approach applicable to executive officers and senior management and high potential talent management and succession planning. The Committee considered processes and practices for leadership development and reviewed the depth of succession pools for senior leadership roles across the Company.

In this regard, Alithya continues to identify and develop innovative diversity initiatives. These initiatives aim at providing training, development and mentorship opportunities to assist employees at Alithya to:

•	Understand opportunities for personal and professional growth within the Company;

•	Further develop their confidence in operations;

•	Build strong partnerships with fellow employees and communities where Alithya has operations; and

•	Gain access to mentoring and networking opportunities.

Alithya is committed to creating an environment of inclusion that respects the contributions and differences of every individual by encouraging collaboration, creative thinking and innovation. By focusing efforts on attracting, recruiting, retaining and promoting the most qualified and talented people, Alithya strongly believes that it will achieve its strategic business objectives.

As at March 31, 2019, women held two of the six executive officers’ positions, representing approximately 33% of Alithya’s executive team, and women represented approximately 22% of Alithya’s overall senior management team.

Instead of adopting specific gender diversity targets for executive officers, Alithya has chosen to promote an inclusive and diverse hiring approach that supports the recruitment of women candidates and provides opportunities for their advancement. Appointments are based on a balance of criteria, including merit, skill, background, experience and competency of the individual at the relevant time. Nonetheless, executive officer appointments are reviewed with our diversity and talent management objectives in mind, including the level of representation of women in executive officer positions.

SHAREHOLDER ENGAGEMENT

The Company engages with its shareholders on an ongoing basis, in a variety of ways. The Company communicates with shareholders and other stakeholders through various channels, including news releases and other continuous disclosure documents, Alithya’s website and periodic meetings with its shareholders, financial analysts and members of the financial community. Conference calls are also held with the investment community on a quarterly basis to review the financial results and the business strategy of the Company and the President and Chief Executive Officer and the Chief Financial Officer are regularly invited to speak at investor conferences. Shareholders are invited to attend Alithya’s annual general meeting of shareholders and to ask questions. The Company’s Investor Relations department is committed to meeting with shareholders and addresses any shareholder-related concerns as well as to provide public information on the Company. Shareholders may communicate with the Company’s Investor Relations department at investorrelations@alithya.com.

ETHICAL BUSINESS CONDUCT

Committed to maintaining and instilling a strong ethical culture, the Board and the Company’s management adopted codes and policies to provide a framework for ethical behaviour based on our values, applicable laws and regulations. This section summarizes key significant corporate-wide policies.

Code of Business Conduct

The Company’s codes and policies governing how we work together and with others (collectively, the “Code of Ethics”), apply to all directors, officers, employees and subcontractors of Alithya. We expect everyone working on the Company’s behalf to comply with applicable law and adhere to the highest ethical standards. These documents address many important matters,

ALITHYA  |  Statement of Corporate Governance Practices        24

including conflicts of interest, protection and proper use of corporate assets and opportunities, confidentiality of proprietary information, fair dealing, compliance with laws and reporting of any illegal or unethical behaviour. The Committee and the Board review and update such documents regularly to ensure that it remains consistent with current industry reality, standards and trends; clearly communicates Alithya’s organizational mission, values, and principles; and serves as a reference guide for employees to support everyday business conduct and decision making. Although waivers may be granted in exceptional circumstances, no waiver has been granted to a director or executive officer in connection therewith.

The Committee reviews, monitors and oversees the disclosure relating to the Company’s Code of Ethics. Management regularly reports to the committee on the implementation of the Code of Ethics within the organization and on any significant contravention by employees or other representatives of the Company.

Employees and subcontractors are required to perform their tasks or mandates with fairness and integrity, to contribute to the achievement of the Company’s goals to the best of their abilities and make decisions without compromise. Employees must report to their supervisors any real or potential issue relating to the Code of Ethics.

Similarly, the Board requests that every director disclose any direct or indirect interest he or she has in any organization, business or association, which could place the director in a conflict of interest. Every year, a questionnaire is sent to each director to ensure that the director is in no such conflict that has not been disclosed. Should there be a discussion or decision relating to an organization, business or association in which a director has an interest, the Board will request that such director not participate or vote in any such discussion or decision.

The Board also adopted procedures allowing (i) the report to Alithya of serious ethical incidents, such as accounting and auditing complaints; and (ii) to communicate directly with the Chair of the Audit Committee, who oversees the Company’s Whistleblower Policy.

The Company’s codes and policies are available on our website at www.alithya.com.

Insider Trading Policy

The Company has an insider trading policy (“Insider Trading Policy”) designed to prevent directors, officers, employees and subcontractors of Alithya from buying, selling, or otherwise trading in securities of Alithya when in possession of undisclosed material information related to Alithya, and from disclosing such information to anyone or recommend anyone to trade in securities of Alithya when in possession of such information.

In order to reduce appearance of improper trading, directors, executive officers and certain other officers and employees designated from time to time by the Chief Legal Officer and Corporate Secretary are prohibited from buying, selling or otherwise trading in securities of Alithya, including exercising options on securities of Alithya, during regular blackout periods which span the period when the Company’s financial results are being compiled, but have not yet been made public. Special blackout periods may also be declared if there are pending material developments with respect to Alithya, or for any other reason determined by both the President and Chief Executive Officer, and the Chief Legal Officer and Corporate Secretary. Insiders who wish to buy, sell or otherwise trade in securities of Alithya, including exercise options on securities of Alithya, outside of a blackout period may only do so after clearing such trades with the Chief Legal Officer and Corporate Secretary.

The Company’s Insider Trading Policy also prohibits directors, officers, employees and subcontractors from engaging in hedging activities or any other arrangements that are designed to hedge or offset a decrease in market value of any securities of Alithya. The restriction applies to all forms of derivatives, including “calls”, “puts” and “short sales”.

Disclosure Policy

As stated in the Corporate Governance Guidelines of the Company, the Board believes it is a function of management to speak for the Company in its communications with its stakeholders, including shareholders, employees, analysts, the media, institutional investors, governments and the public in general. As such, the Company has adopted a disclosure policy (“Disclosure Policy”) which establishes a committee (“Disclosure Committee”) comprised of the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Chief Legal Officer, and Corporate Secretary and Vice-President, Communications and Investor Relations, and which is responsible for ensuring that the Company’s public communications with its stakeholders and documents it files with regulators are timely, accurate and broadly disseminated in accordance with applicable legal and regulatory requirements. The Disclosure Policy establishes procedures for the verification of the accuracy and completeness of information disclosed publicly and other guidelines dealing with various matters including confidentiality, material information, news releases, conference calls, electronic communications and rumours.

ALITHYA  |  Statement of Corporate Governance Practices        25

Compensation Discussion and Analysis

LETTER FROM THE CHAIR OF THE BOARD

On behalf of the Board and the Corporate Governance, Nominating and Compensation Committee (the “Committee”), I welcome this opportunity to share our approach to executive compensation. Fiscal 2019 was a transformative year for the Company as we evolved from a private leading Canadian strategy and digital technology consulting firm to a new publicly listed North American leader in its industry, with a presence in Europe. The Company’s executive compensation program has been reviewed to ensure alignment with the Company’s long-term strategy and its business plan, while providing for appropriate risk control features.

Compensation Approach and Review

The art in reviewing and designing an executive compensation program is to find the right balance between fixed compensation, which is competitive with the compensation received by executive officers employed by comparable issuers, and variable compensation, which rewards the achievement of annual and long-term objectives in sync with long-term value creation and shareholders’ economic interests.

The Committee found an appropriate balance in the structure approved for fiscal 2019 with a competitive base salary and the award of a short-term (bonus) and long-term incentive (options).

During fiscal 2019, the Committee retained the services of an independent compensation firm, PCI, to review the Company’s executive compensation program and benchmark it against best practices and those of comparable companies. The exercise led to certain recommendations, including the following:

•	adoption of minimum share ownership requirements for the Company’s directors and senior officers;

•	adoption of an omnibus long-term incentive plan providing flexibility to design long-term incentive measures aligned with the Company’s growth and comparator group of companies;

•

changing the vesting schedule for new option grants to a four-year vesting period, at a rate of 25% at each of the second and third anniversary of the grant and 50% at the fourth anniversary of the grant, with a 10-year term; and

•	increase of base salaries and long-term incentive targets for certain executive officers.

Compensation Decisions in Fiscal 2019

During fiscal 2019, the Company accelerated the execution of its strategic plan by achieving the following key milestones towards its global expansion into the U.S. and revenue diversification:

•	timely completed the business combination between Alithya Group Inc., a private company, and Edgewater
Technology, Inc. (“Edgewater”), a company listed on NASDAQ;
•	transitioned from a private company to a publicly listed company with its subordinate voting shares listed on both the TSX and NASDAQ;

•	recruited executive officers with public company, M&A and integration experience;

•	completed a $52.8 million private placement and closed a $60 million revolving secured credit facility; and

•	accelerated and successfully integrated the acquisition of Edgewater, contributing to revenue growth (at $209.5 million for fiscal 2019) and gross margin expansion to 25.9%.

For purposes of making its annual compensation determinations, the Committee took into consideration the pre-determined financial metrics and corporate performance measures, which were framed into the context of the Alithya-Edgewater’s combination. The Committee also considered the substantial achievements of the executive team which accelerated the Company’s strategic plan objectives during this transition year.

The Committee believes that the Company’s approach to compensation for its executive officers, including its named executive officers whose compensation is discussed in this section of this Information Circular, is appropriate and provides a competitive total compensation package.

Members of the Committee will be present during the Meeting to answer questions you may have about Alithya’s executive compensation.

Pierre Turcotte

Chair of the Board

and Member of the Corporate Governance,

Nominating and Compensation Committee

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EXECUTIVE COMPENSATION PROGRAM

Named Executive Officers

This Compensation Discussion and Analysis section presents the compensation awarded to, earned by, paid or payable to the President and Chief Executive Officer, the Chief Financial Officer and each of the three other most highly compensated executive officers of the Company and its subsidiaries in the Company’s most recently completed fiscal year.

Executive Compensation Approach

The Company’s executive compensation program is designed to be competitive in order to attract, retain and motivate outstanding executive talent while providing for appropriate risk control features, all in alignment with the Company’s objective to create sustained shareholder value.

The Corporate Governance, Nominating and Compensation Committee (the “Committee”) is responsible for defining and approving the Company’s compensation program with respect to its named executive officers (collectively, the “NEOs”) and other executive officers. The main goals of the Company’s executive compensation program are to:

•	attract and retain key executive talent with the knowledge and expertise required to develop and execute business strategies to create long-term shareholder value;

•	provide executive officers with a total compensation package competitive with that offered by other large global organizations based in North America and Europe; and

•	ensure that long-term incentive compensation is an important component of the total compensation.

The Company’s executive compensation program is designed to reward:

•	excellence in developing and executing strategies and transactions that will produce significant value for shareholders over the long-term;

•	quality of decision-making;

•	success in identifying and appropriately managing risk;

•	strength of leadership; and

•	record of performance over the long-term.

The executive compensation program is comprised of four elements: (i) base salary; (ii) short-term incentive (annual bonus); (iii) long-term incentive (options); and (iv) other elements of compensation, consisting of the Company matching contributions under its Employee Share Purchase Plan (“ESPP”), group benefits and perquisites. The combination of base salary, annual bonus and options defines the total direct compensation offering, which depends on variable, “pay-for-performance” elements.

The executive compensation program aims to target a total direct compensation between the 25th percentile and the median of the comparator group used to benchmark executive compensation. Base salaries and target annual bonuses are set with reference to the median level of the comparator group, whereas long-term incentives are determined based on a number of options which, when expressed as a percentage of Shares outstanding, are set with reference to the median of the comparator group. The Company uses the same comparator as for the purpose of director compensation. For the list of companies comprised in the comparator group, please refer to the section entitled “Director Compensation – Structure of Compensation – Comparator Group” above.

The Committee believes that the compensation program and its principles provide for competitive and reasonable compensation levels.

RISK MITIGATION IN OUR COMPENSATION PROGRAM

In performing its duties, the Committee seeks to identify and mitigate any practices that may encourage executive officers to take inappropriate or excessive risks, or which could have a material adverse effect on the Company. The Committee, with the assistance of an independent compensation consultant, if required, annually reviews and assesses the Company’s compensation program in relation to such risks.

BALANCED PROGRAM

•

The Company’s executive compensation program appropriately balances fixed and variable pay, as well as short- and long-term incentives (in aggregate, over 45% of the NEOs’ target total direct compensation is directly linked to the Company’s performance).

•	The structure to determine short-term incentives (bonuses) includes the possibility of a zero payout, as well as a pre-defined maximum payout.

•

The options granted under the LTIP (long-term incentive) have a 10-year term and vest over a four-year period, which highlights the long-term aspect of executive compensation as the intrinsic nature of options whose value increases with shareholder value over a long-term, motivating executive officers to create longer-term value.

PROTECTION MECHANISMS

•	The LTIP under which long-term incentives are granted does not provide for an automatic accelerated vesting of awards upon a change in control.

•	Under the Company’s Insider Trading Policy, directors, executive officers and employees are prohibited from engaging in hedging activities against Alithya securities.

•	In order to further align their interests with those of shareholders, senior officers, including the NEOs, are required to meet a minimum share ownership requirement.

It is the Committee’s view that the Company’s compensation program and practices do not encourage inappropriate or excessive risk-taking.

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EXECUTIVE SHARE OWNERSHIP REQUIREMENT

The Committee believes that members of the executive team should own a significant amount of equity in the Company to further align their interests with those of the Company’s shareholders.

Accordingly, the Company’s senior officers, including the NEOs, are required to hold, within five years of their becoming a member of senior management of the Company, Shares with at least an aggregate minimum value determined as follows (“Executive Share Ownership Requirement”):

MINIMUM SHARE OWNERSHIP REQUIREMENT	MULTIPLE OF ANNUAL BASE SALARY 5-YEAR TARGET(1)
President and Chief Executive Officer Senior Officers	1x 1x

(1)	Starting fiscal 2020, the Executive Share Ownership Requirement of the President and Chief Executive Officer has been increased to a multiple of three times his annual base salary.

For the purpose of assessing the Executive Share Ownership Requirement, Shares are valued at the greater of the subordinate voting share price on the day they were acquired or as at the date the share ownership levels are assessed. The value of vested or unvested option-based awards (if any) is not included when assessing the ownership level. Under the Insider Trading Policy, the executive officers are prohibited from purchasing financial instruments to hedge a decrease in the market value of the Shares held for the purpose of the share ownership requirements.

All of the Company’s senior officers either meet or are on track to meet the Company’s Executive Share Ownership Requirement.

Compensation Review Process

The Committee reviews the total compensation of each NEO annually. The review covers all forms of compensation and the Committee considers a number of factors and performance indicators.

The process begins with the business plans review and the determination of performance criteria and targets derived therefrom and involves the following steps:

•	Evaluation of the individual performance assessment for the NEOs;

•	Review of compensation benchmark, and pay positioning;

•	Annual review of risk and assessment of risk mitigation features;

•	Review of annual incentive payouts for the prior year;

•	Review of compensation programs and annual compensation adjustments;

•	Review of new annual targets and long-term incentive awards; and

•	Monitoring and evaluation of progress and performance of compensation programs.

The Committee reviews benchmark information and approves compensation adjustments for the following year by taking into consideration comparator group practices, individual performance, leadership abilities, retention considerations and succession plans.

The Committee also reviews and recommends for approval by the Board the targets related for both short-term incentives (bonus) and long-term incentives (grants of options under the LTIP). These targets are derived from Alithya’s annual business plan, which is prepared by management and reviewed with the Board prior to the beginning of the fiscal year. Business planning is an extensive process during which the Company’s management examines with the Board the economic, business, regulatory and competitive conditions which affect or can be expected to affect Alithya’s business in the following three-year period. Throughout the year, members of the Committee are provided with updates related to the Company’s performance against targets.

The Committee completes a formal assessment of performance each year, and may use discretion to increase or decrease any compensation awards if it deems appropriate based on market factors or other special circumstances.

COMPENSATION CONSULTANT

The Committee retains the services of an independent compensation consultant to provide compensation consulting services, which typically include advising on the Company’s compensation programs and assessing compensation-related market developments for executive officers and directors.

During fiscal 2019, the Committee obtained the recommendations of PCI in reviewing the compensation of the Company’s executive officers and directors.

The Committee also reviewed PCI’s independence and evaluated its performance for fiscal 2019. The Committee is satisfied with the advice received from PCI and believes such advice to be objective and independent. PCI has not provided any services to the Company at the request of management and the Committee must pre-approve any such services. PCI’s fees for fiscal 2019 were as follows:

YEAR ENDED MARCH 31, 2019
Executive compensation – related fees	$34,645

All other fees	-

BENCHMARKING USING A COMPARATOR GROUP

The 25th percentile and median competitive pay levels are determined using a reference group endorsed by the Committee as being appropriate for the level and nature of the benchmarked positions. In determining compensation for the NEOs, the Company’s comparator group consisted of companies with comparable size and scope of operations to the Company. Because of the international footprint of the Company’s operations, the reference group is composed of Canadian, U.S. and European-based companies, thus allowing the Company to offer its senior executives total compensation that is competitive in such markets. Companies included in the reference groups are publicly-traded, operate in the IT services or digital technology industry and other related sectors, are large in scope and have global operations. While performing its review, the

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Committee may consider some or all of the companies in the reference groups.

EVOLUTION OF OUR COMPENSATION PROGRAM

Notwithstanding the recent review and design of the Company’s executive compensation program, the Committee continuously looks for ways to improve the long-term alignment of its executive officers’ interests with those of our shareholders. As such, additional changes to the executive compensation program were adopted this year, effective fiscal 2020. Such changes will reflect improvements to the existing executive compensation practices and will be more fully described in the Company’s management information circular in respect of the 2020 annual meeting of shareholders. The following highlights such changes’ key components:

•	Certain senior officers who have not met their respective Executive Minimum Share Ownership Requirement will receive a portion of their annual bonus in share-based awards;

•	The President and Chief Executive Officer’s Executive Minimum Share Ownership Requirement will increase to three times his annual base salary; and

•	Personal key performance indicators in the annual objectives of senior officers were added.

Executive Compensation Description

The four components of the executive compensation program are detailed below.

BASE SALARY

The Committee reviews and approves the base salary for each NEO, taking into account their respective responsibilities, experience, performance assessment, including leadership abilities, and comparator group practices.

The base salary of each of the President and Chief Executive Officer, the Chief Financial Officer, and the Chief Information Officer are paid in Canadian dollars, while the base salary of the President, Alithya USA is paid in U.S. dollars. The base salary of the Chief Operating Officer was paid in Canadian dollars until January 12, 2019, and in U.S. dollars after such date.

In fiscal 2019, the Committee approved adjustments to the base salary of certain NEOs, namely the President and Chief Executive Officer, the Chief Operating Officer and the Chief Information Officer, mainly to reflect their expanding roles and increased responsibilities within a fast-growing company and preparing its public listing. Such adjustments also brought their salaries close to the competitive market salary for their position, while remaining between the 25th percentile and the median of the comparator group, except for the President and Chief Executive Officer, whose base salary is closer to the median. These adjustments are consistent with the Company’s approach to executive total compensation.

ANNUAL BONUSES

Executive officers are eligible for annual bonuses in accordance with predetermined financial and operational criteria and targets, as approved by the Board upon the recommendation of the Committee and the President and Chief Executive Officer.

In fiscal 2019, the minimum target and maximum potential payouts of the NEOs expressed as a percentage of base salary were as follows:

POSITION	MINIMUM	TARGET(1)	MAXIMUM(1)
President and Chief Executive Officer	-	75%	112.5%

Chief Financial Officer	-	50%	75%

Chief Operating Officer	-	60%	90%

President, Alithya USA(2)	-	70%	97%

Chief Information Officer	-	40%	60%
(1)	As a percentage of base salary as at March 31, 2019.
(2)

Exceptionally for fiscal 2019, the annual short-term incentive payout determined for Mr. Smith was based on the financial and operational thresholds, as well as other personal objectives, set by the prior administration of Edgewater, which was acquired by the Company on November 1, 2018.

The determination of the payment and amount of any annual bonus depends on the overall financial performance of the Company. If the profitability performance criteria is met, then the actual payout is calculated based on the following formula:

Annual Base Salary	X	Target Bonus(1)	X	Corporate Performance Factor

(1)	The target bonus is expressed as a percentage of the base salary.

The corporate performance factor results from the interaction between four criteria: adjusted EBITDA, revenue, client satisfaction and employee engagement. The table below shows the weight attributed to each criteria as well as the respective minimum thresholds to be met. While the maximum level of achievement of the client satisfaction and employee engagement criteria is set at 100%, the level of achievement of the adjusted EBITDA and revenue criteria could go up to 187.5%, which could result in an increased payout in the event of exceptional financial performance of the Company.

CRITERIA	WEIGHT	MINIMUM THRESHOLD	MAX
Adjusted EBITDA(1)	40%	80%	187.5%

Revenue(2)	40%	80%	187.5%

Employee Engagement	10%	100%	100%

Client Satisfaction	10%	100%	100%

(1)

The adjusted EBITDA criteria does not have any standardized meaning under International Financial Reporting Standards (“IFRS”) and may not be comparable to similar measures used by other companies. Management, however, believes this measure is useful for executive compensation purposes as it best reflects the Company’s performance. Please refer to the section entitled “Non-IFRS Measures” in the Company’s Management’s Discussion and Analysis for the fiscal year ended March 31, 2019 for a reconciliation of this measure to its closest IFRS measure.

(2)	The revenue criteria is the revenue fixed by the Company in its annual budget. It is an IFRS measure.

In fiscal 2019, the Company completed a public listing and expanded its global footprint into the U.S. Like its significant

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operations growth, the financial portrait of the Company also completely changed. As such, the financial and operational criteria and targets established at the beginning of the fiscal year, for the purpose of bonus determination, lost some comparability. In that context, the Committee considered certain adjustments and reconciliations to have a more meaningful reference point. The Committee further expanded the scope of its review to also take into account the performance of the executive team in leading the Company through a transformative transaction and delivering, ahead of plan, on the Company’s business strategy. While delivering solid results, the timely completion of the Edgewater Acquisition and ongoing accelerated integration thereof, the public listing of the subordinate voting shares, recruitment of a seasoned leadership team, completion of a $52.8 million private placement, and the renewal and expansion of the Company’s revolving secured credit facility positioned Alithya well to continue its North American footprint expansion and revenue diversification. The Company does not disclose specific revenue and adjusted EBITDA objectives because it considers that the information would place it at a significant competitive disadvantage if the objectives became known. Disclosing the specific objectives set in line with the Company’s annual budget and strategic planning process would expose the Company to serious prejudice and negatively impact its competitive advantage. For example, it may impair the Company’s ability to negotiate accretive business agreements, putting incremental pressure on its profit margins. In addition, the Company believes that disclosing objectives would be inconsistent with the Company’s policy of not providing guidance to the market and limiting the disclosure of forward-looking information.

While no specific percentage of the bonus specifically relied upon personal business-oriented objectives tailored to each NEO’s strategic and operational priorities, the Committee nonetheless factored in their respective operational and service excellence, as well as their positive contribution to the Company’s business development, evolving strategy, employee engagement, corporate culture and team building, and other stakeholder engagement.

Consistent with the foregoing, for fiscal 2019, the Board determined that such quantitative and qualitative performance resulted in a corporate performance factor of 100% for each NEO.

LONG-TERM INCENTIVES

The Board considers a number of factors to assess the Company’s long-term incentive strategy, including the balance between sustained long-term shareholder value creation, the required level of ownership under the Executive Share Ownership Requirement, executive retention risk, as well as the dilution impact of different long-term incentive vehicles.

Long-Term Incentive Award

The annual grant of options to NEOs and other eligible employees is reviewed and approved at meetings of the Committee and the Board which occur each year in May or June, as the case may be.

In order to determine each NEO’s long-term incentive award, the Committee takes into consideration individual performance, retention risk and succession plans, as well as the Company’s compensation approach and the value of long-term incentives granted by companies comprised in the comparator group. For the list of companies comprised in the comparator group, please refer to the section entitled “Director Compensation – Structure of Compensation – Comparator Group” above.

The exercise price of the options granted is equal to the closing price of the subordinate voting shares on the TSX or the NASDAQ, whichever is greater at the then current exchange rate, on the day immediately preceding the date of grant.

Options

Options to purchase subordinate voting shares are granted with the objective of rewarding NEOs and other designated employees for creating sustainable, long-term shareholder value. If the price of the subordinate voting shares increases between the grant date and the vesting date, options have a realizable value. Gains are realized once the options are exercised and are equal to the difference between the price of the subordinate voting shares on the date of exercise and the price of the subordinate voting shares on the grant date, multiplied by the number of options exercised.

Options granted under the LTIP are granted at the discretion of the Board based on the executive officer’s performance, level of expertise, responsibilities, and comparable levels of opportunity awarded to executive officers of other issuers of comparable size within the industry.

Options were granted in fiscal 2019 to the NEOs and other designated employees under the Company’s LTIP. Please refer to the section entitled “Long-Term Incentive Plan – Option Features” for a summary of the key terms of options issued under the LTIP.

OTHER BENEFITS

Share Purchase Plan

The Company offers, through its ESPP, to all of its eligible employees and those of its subsidiaries, including the NEOs, the opportunity to purchase subordinate voting shares through payroll deductions and the Company matches the participants’ contributions, up to a maximum percentage of the employee’s gross salary. Subordinate voting shares are purchased on the open market. For a summary of the material provisions of the Company’s ESPP, please refer to Schedule A of this Information Circular.

Group Insurance Benefits

The Company offers medical, dental, life, accidental death and dismemberment and short- and long-term disability insurance coverage to all employees of the Company, including NEOs, under the same program. The actual value of these benefits vary from time to time depending, among other things, on applicable cost. The intention is that the aggregate cost would be in line with market practices.

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Perquisites

The Company currently provides a limited number of perquisites to its NEOs, the nature and value of which, in the view of the Committee, are reasonable and in line with general market practices.

Compensation of the NEOs

The following briefly presents the Company’s NEOs and their key compensation elements payout for the fiscal year ended March 31, 2019:

PAUL RAYMOND

PRESIDENT AND CHIEF EXECUTIVE OFFICER

Mr. Paul Raymond has served as President and Chief Executive Officer of the Company since April 2012, and before that, as Chief Operating Officer between April 2011 and March 2012. Before joining Alithya, Mr. Raymond held several key senior management positions in major information technology firms. Mr. Raymond is a computer engineering graduate from the Royal Military College of Canada.

FISCAL 2019 TOTAL DIRECT COMPENSATION(1)		FIXED	AT-RISK
Salary	$475,000	45.71%
Annual Bonus	$356,250		34.28%
Options	$207,900		20.01%
Total Direct Compensation	$1,039,150	45.71%	54.29%

CLAUDE THIBAULT

CHIEF FINANCIAL OFFICER

Mr. Claude Thibault is the Chief Financial Officer of Alithya, a position he has held since August 2018 when he joined Alithya. Before joining Alithya, he held various executive positions, including as Chief Financial Officer, of private and public companies. Mr. Thibault is a Chartered Professional Accountant (CPA, CA-CF) and a Chartered Business Valuator (CBV).

FISCAL 2019 TOTAL DIRECT COMPENSATION(1)(2)		FIXED	AT-RISK
Salary	$199,423	54.15%
Annual Bonus	$96,514		26.20%
Options	$72,380		19.65%
Total Direct Compensation	$368,317	54.15%	45.85%

CLAUDE ROUSSEAU

CHIEF OPERATING OFFICER

Mr. Claude Rousseau has served as Chief Operating Officer of Alithya since December 2016, and before that as Senior Vice-President and Chief Commercial Officer. Before joining Alithya, he held a series of senior management positions at national telecommunications companies for over 28 years. Mr. Rousseau holds a Bachelor’s degree in business administration from Laval University.

FISCAL 2019 TOTAL DIRECT COMPENSATION(1)(3)		FIXED	AT-RISK
Salary	$370,000	51.30%
Annual Bonus	$237,300		32.90%
Options	$113,960		15.80%
Total Direct Compensation	$721,260	51.30%	48.70%

RUSSELL SMITH

PRESIDENT, ALITHYA USA

Mr. Russell Smith serves as President, Alithya USA, a position he has held since November 2018. Mr. Smith was previously the President of Fullscope, Inc., which was acquired as part of the Edgewater Acquisition. He has held various management positions at IT consulting services companies for more than 20 years, including RedKlay Solutions, The Pinnacle Group, CSC and IBM. Mr. Smith holds a Bachelor’s degree in industrial engineering from Auburn University and a Master of Business Administration from Duke University’s Fuqua School of Business.

FISCAL 2019 TOTAL DIRECT COMPENSATION(1)(3)		FIXED	AT-RISK
Salary	$426,400	55.79%
Annual Bonus	$265,453		34.74%
Options	$72,380		9.47%
Total Direct Compensation	$764,233	55.79%	44.21%

ROBERT LAMARRE

CHIEF INFORMATION OFFICER

Mr. Lamarre is the Chief Information Officer of Alithya, a position he has held since April 2016 when he joined Alithya. Before joining Alithya, Mr. Lamarre held various management positions at CGI, which he joined in 1993 and where he spent most of his career. Mr. Lamarre is a computer engineering graduate from the Royal Military College of Canada.

FISCAL 2019 TOTAL DIRECT COMPENSATION(1)		FIXED	AT-RISK
Salary	$240,000	58.77%
Annual Bonus	$96,000		23.51%
Options	$72,380		17.72%
Total Direct Compensation	$408,380	58.77%	41.23%

(1)	The total direct compensation excludes compensation received and which is reflected in the “all other compensation” column of the summary compensation table provided later in this document.

(2)	Mr. Thibault joined the Company on August 13, 2018.

(3)

Messrs. Rousseau (since January 13, 2019) and Smith are paid in U.S. dollars. The amounts shown are in Canadian dollars converted on the basis of the average exchange rate used in the Company’s Annual Financial Statements which was $1.312 for each U.S. dollar. The information provided for Mr. Smith shows his annual compensation for the fiscal year ended March 31, 2019, even if he only became an officer of the Company on November 1, 2018 upon closing of the Edgewater Acquisition

ALITHYA  |  Compensation Discussion and Analysis        31

SUMMARY COMPENSATION TABLE

The following table sets forth the annual total compensation for the NEOs, in accordance with the Canadian securities disclosure rules issued by the CSA, for the fiscal year ended March 31, 2019.

NAME AND TITLE	YEAR	SALARY ($)	SHARE-BASED AWARDS ($)	OPTION-BASED AWARDS(1) ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION – ANNUAL INCENTIVE PLAN(2) ($)	ALL OTHER COMPENSATION(3)(5) ($)	TOTAL COMPENSATION ($)
Paul Raymond President and Chief Executive Officer	2019	475,000	-	207,900	356,250	36,705	1,075,855

Claude Thibault(4) Chief Financial Officer	2019	199,423	-	72,380	96,514	14,709	383,026

Claude Rousseau(5) Chief Operating Officer	2019	370,000	-	113,960	237,300	25,568	746,828

Russell Smith(5) President, Alithya USA	2019	426,400	-	72,380	265,453	29,674	793,907

Robert Lamarre Chief Information Officer	2019	240,000	-	72,380	96,000	20,526	428,906

(1)

The fair value of the option grants is the accounting fair value of the options determined in accordance with IFRS 2 using the Black-Scholes option pricing model. The calculation of the fair value of the stock options yielded a grant date fair value of $1.54. The assumptions to determine Black-Scholes Values were as follows: (i) no payment of dividend, (ii) expected volatility of 30%, (iii) risk-free interest rate of 2.42%, and (iv) expected life of 6.1 years.

(2)	This column shows the value of the annual bonuses received by the NEOs for the Company’s fiscal year ended March 31, 2019.
(3)

This column includes Alithya’s contributions under the ESPP, contributions towards health insurance benefits and related insurance coverage, but excludes the value of perquisites and other personal benefits which in the aggregate was less than $50,000 or 10% of the aggregate salary and bonus for the fiscal year 2019 and is therefore not required to be disclosed. For Messrs. Rousseau and Smith, the amounts also include $954 and $7,674, respectively, in respect of employer matching contributions to Alithya’s 401(k) tax deferred savings plan that is available to all eligible U.S. employees. Matching contributions are made in U.S. dollars; the amounts included in this column are in Canadian dollars converted on the basis of the average exchange rate used in the Company’s Annual Financial Statements which was $1.312 for each U.S. dollar.

(4)	Mr. Thibault joined the Company on August 13, 2018.
(5)

Messrs. Rousseau (since January 13, 2019) and Smith are paid in U.S. dollars. The amounts shown are in Canadian dollars converted on the basis of the average exchange rate used in the Company’s Annual Financial Statements which was $1.312 for each U.S. dollar. The information provided for Mr. Smith shows his annual compensation for the fiscal year ended March 31, 2019, even if he only became an officer of the Company on November 1, 2018 upon closing of the Edgewater Acquisition.

Incentive Plan Awards Held and Vested

INCENTIVE PLAN AWARDS – OUTSTANDING AWARDS HELD

The following table shows all options held by Alithya’s NEOs as at March 31, 2019, including (i) options originally granted by Old Alithya and Edgewater which were converted, on substantially the same terms and conditions as were applicable under the Old Alithya and Edgewater incentive plans immediately prior to the Edgewater Acquisition, into options to acquire a number of subordinate voting shares equal to the number of shares subject to such options for Old Alithya options and the number of shares of common stock of Edgewater subject to such options multiplied by the equity exchange ratio of 1.1918 for Edgewater options, and (ii) options issued as part of the NEOs’ compensation for the fiscal year ended March 31, 2019. Alithya’s NEOs do not hold, and did not receive in respect of their compensation for the fiscal year ended March 31, 2019, any share-based awards.

NAME AND TITLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#)	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS(1) ($)
Paul Raymond(2)	100,000	1.90	March 31, 2021	230,000
Chief Executive Officer	52,632	1.90	March 31, 2021	121,054
	52,632 52,632 52,632 52,632 100,000 100,000 100,000 100,000 100,000 100,000 135,000	1.90 1.90 1.90 1.90 1.92 2.46 2.21 2.87 2.96 3.80 4.50	March 31, 2022 March 31, 2023 March 31, 2024 March 31, 2025 March 31, 2022 March 31, 2023 March 31, 2024 March 31, 2025 March 31, 2026 May 16, 2027 October 31, 2028	121,054 121,054 121,054 121,054 228,000 174,000 199,000 133,000 124,000 40,000 -

	1,098,160			1,733,270

Claude Thibault(3)	47,000	4.50	October 31, 2028	-

Chief Financial Officer	47,000			-

Claude Rousseau	10,000	2.87	March 31, 2026	13,300
Chief Operating Officer	25,000	2.96	March 31, 2026	31,000
	30,000 74,000	3.80 4.50	May 16, 2027 October 31, 2028	12,000 -

	139,000			56,300

ALITHYA  |  Compensation Discussion and Analysis        32

NAME AND TITLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#)	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS(1) ($)
Russell Smith(4)(5)	89,385	3.23	September 26, 2019	86,703
President, Alithya USA	35,754	6.43	March 5, 2021	-
	59,590	6.54	March 6, 2022	-
	47,000	4.59	October 31, 2028	-

	231,729			86,703

Robert Lamarre	20,000	2.96	April 17, 2026	24,800
Chief Information Officer	20,000	3.80	May 16, 2027	8,000
	47,000	4.50	October 31, 2028	-

	87,000			32,800

(1)	Based on $4.20, the closing price of Alithya’s subordinate voting shares on the TSX on March 29, 2019, the last trading day of the fiscal year ended March 31, 2019.

(2)

Except for those options of Mr. Raymond which will expire on October 31, 2028 and entitle him to acquire subordinate voting shares, all other options held by Mr. Raymond were granted by Old Alithya prior to the Edgewater Acquisition and entitle him to acquire multiple voting shares.

(3)	Mr. Thibault joined the Company on August 13, 2018.

(4)

Except for those options of Mr. Smith which will expire on October 31, 2028, all other options held by Mr. Smith were originally granted by Edgewater and were converted, on substantially the same terms and conditions as were applicable under the Edgewater incentive plans before the Edgewater Acquisition, into options to acquire a number of subordinate voting shares equal to the number of shares of common stock of Edgewater subject to such options immediately prior to the Edgewater Acquisition multiplied by the equity exchange ratio of 1.1918.

(5)

The exercise price of Mr. Smith’s options is in U.S. dollars. The exercise price of his options held prior to the Edgewater Acquisition was originally fixed by Edgewater and was reduced by an amount of US$1.15 per option immediately prior to the closing of the Edgewater Acquisition in order to reflect the special dividend paid on each Edgewater share of common stock then outstanding to Edgewater stockholders of record on October 31, 2018, and divided by the 1.1918 equity exchange ratio upon closing. The exercise price shown for his options is the Canadian dollar equivalent of the U.S. exercise price determined using the March 31, 2019 exchange rate of $1.3342 for each U.S. dollar. The value of unexercised in-the-money options shown for his options is also in Canadian dollars.

INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE YEAR

The following table shows the value from incentive plans vested or earned by the NEOs under the Company’s incentive plans, including the options earned during the fiscal year ended March 31, 2019.

NAME AND TITLE	OPTION-BASED AWARDS – VALUE VESTED DURING THE YEAR(1) ($)	SHARE-BASED AWARDS – VALUE VESTED DURING THE YEAR ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION – VALUE EARNED DURING THE YEAR(2) ($)

Paul Raymond President and Chief Executive Officer	163,000(3)	-	356,250

Claude Thibault Chief Financial Officer	-	-	96,514

Claude Rousseau(4) Chief Operating Officer	-	-	237,300

Russell Smith(4) President, Alithya USA	-	-	265,453

Robert Lamarre Chief Information Officer	-	-	96,000
(1)	This column shows the value of options held by the NEOs which vested during the Company’s fiscal year ended March 31, 2019.

(2)	This column shows the value of the annual bonuses received by the NEOs for the Company’s fiscal year ended March 31, 2019.

(3)

Reflects the value of 100,000 options previously granted to Mr. Raymond by Old Alithya, and which vested on April 1, 2018. The value shown in this table was calculated using $4.50, representing the price of the Old Alithya Class A shares under the private placement completed immediately prior to the Edgewater Acquisition.

(4)

Messrs. Rousseau (since January 13, 2019) and Smith are paid in U.S. dollars. The amounts shown are in Canadian dollars converted on the basis of the average exchange rate used in the Company’s Annual Financial Statements which was $1.312 for each U.S. dollar. The information provided for Mr. Smith shows his annual compensation for the fiscal year ended March 31, 2019, even if he only became an officer of the Company on November 1, 2018 upon closing of the Edgewater Acquisition.

Long-Term Incentive Plan

SECURITIES AUTHORIZED FOR ISSUANCE

The table below indicates, as at March 31, 2019, certain information with respect to the Company’s LTIP.

	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING SECURITIES (#)	WEIGHTED AVERAGE EXERCISE PRICE OF OUTSTANDING SECURITIES ($)	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN THE FIRST COLUMN)(1) (#)
Equity compensation plans approved by security holders
Options	2,623,542	3.80	-
DSUs	49,793	N/A	-
Total	2,673,335	-	2,801,474
Equity compensation plans not approved by security holders	-	-	-
(1)	Based on 10% of the issued and outstanding Shares as at March 31, 2019.

ALITHYA  |  Compensation Discussion and Analysis        33

BURN RATE

The following table presents the burn rate of awards granted under the LTIP (i.e. options and DSUs) as at March 31, 2019:

2019
Number of awards (options and DSUs) granted during the year(1)	729,793

Weighted average number of subordinate voting shares and multiple voting shares	36,129,647

Burn rate	2.02%
(1)

The number of awards granted during the year only includes options to purchase subordinate voting shares and DSUs granted from November 1, 2018 to March 31, 2019. It does not include options to purchase subordinate voting shares or multiple voting shares, as applicable, which were issued further to the conversion of Old Alithya and Edgewater options outstanding immediately prior to the Edgewater Acquisition.

OPTION FEATURES

The following table shows the key terms of options issued under the LTIP:

Shares Issuable	Subordinate voting shares.
Exercise Price	Equal to the closing price of the subordinate voting shares on the TSX or the NASDAQ, whichever is greater at the then current exchange rate, on the date immediately preceding the date of grant.
Expiration Date	Ten years.
Vesting Criteria

Vest and are exercisable in the manner set out in the applicable award agreement, subject to the participant continuing to be an employee or director, as applicable, or as otherwise agreed to by the Board.

Options granted in fiscal 2019 vest over a four-year period at a rate of 25% on each of the second and third anniversary dates of their grant and 50% on the fourth anniversary date of their grant.

Termination	Please refer to Schedule A for a description of the termination conditions.

Options that were outstanding immediately prior to the Edgewater Acquisition were converted into options to acquire Alithya Shares at closing. Such options continue to be governed by the terms and conditions of the Old Alithya or Edgewater incentive plans pursuant to which these rights had been initially granted; such terms and conditions are substantially similar to those of the LTIP. As at March 31, 2019, options governed by Edgewater’s incentive plans had a term of five to seven years from their grant date and were all fully vested, while options subject to the terms and conditions of Old Alithya’s Stock Option Plan generally had a term of 10 years from their grant date and where either fully vested or subject to continued vesting at a rate of 100% on the third anniversary date of their grant. Please refer to the section entitled “Incentive Compensation Payments in the Event of Termination, Resignation, Retirement, Death or Disability” for a description of the termination conditions of options which remain subject to Edgewater’s 2000 Stock Option Plan and Old Alithya’s Stock Option Plan.

Employment Arrangements of the NEOs

The terms and conditions of the employment of each NEO are set forth in their employment agreement, if any, or their employment offer letter with Alithya, or, in the case of Mr. Smith, with Edgewater. Their employment is for an indefinite term (or at will) and include confidentiality, non-solicitation and non-competition covenants.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The following table summarizes the non-solicitation and non-competition covenants, severance payable upon termination without cause and change of control provisions applicable to the NEOs as at March 31, 2019.

NAME AND TITLE	NON-SOLICITATION COVENANT	NON-COMPETITION COVENANT	PAYMENT IN THE EVENT OF A TERMINATION WITHOUT CAUSE(1)	PAYMENT IN THE EVENT OF A TERMINATION FOLLOWING A CHANGE OF CONTROL(1)(2)
Paul Raymond President and Chief Executive Officer	12 months or for the duration of the severance, if greater	12 months or for the duration of the severance, if greater	24 months of base salary and average of annual bonuses paid for the last two fiscal years	24 months of base salary and average of annual bonuses paid for the last two fiscal years
Claude Thibault Chief Financial Officer	12 months or for the duration of the severance, if greater	12 months or for the duration of the severance, if greater	12 months plus one month per year of service (subject to a maximum of 24 months) of base salary and average of annual bonuses paid for the last two fiscal years	12 months of base salary and average of annual bonuses paid for the last two fiscal years
Claude Rousseau Chief Operating Officer	12 months or for the duration of the severance, if greater	12 months or for the duration of the severance, if greater	The greater or (i) the remaining number of months until March 31, 2022 and (ii) 12 months plus one month per year of service (subject to a maximum of 24 months) of base salary and average of annual bonuses paid for the last two fiscal years	The greater or (i) the remaining number of months until March 31, 2022 and (ii) 24 months of base salary and average of annual bonuses paid for the last two fiscal years

ALITHYA  |  Compensation Discussion and Analysis        34

Russell Smith(3) President, Alithya USA	24 months following termination	12 months following termination	12 months of base salary(4)	-

Robert Lamarre Chief Information Officer	12 months or for the duration of the severance, if greater	12 months or for the duration of the severance, if greater	12 months plus one month per year of service (subject to a maximum of 18 months) of base salary and average of annual bonuses paid for the last two fiscal years	18 months of base salary and average of annual bonuses paid for the last two fiscal years

(1)	Messrs. Raymond, Thibault, Rousseau, Smith and Lamarre would also be entitled to the continuity of certain benefits (i.e. insurance coverage) for the duration of the severance.

(2)

For Messrs. Raymond, Thibault, Rousseau and Lamarre, applies in the event of termination without cause or resignation for good reason within 12 months following a change of control. Resignation for good reason includes the following: (i) if their remuneration, including social benefits, is considerably reduced, (ii) if they suffer a significant diminution of their responsibilities, authority, status or hierarchy, taken as a whole, without their prior written consent, and (iii) if their principal place of work is relocated to a place located more than 100 kilometers from their usual principal place of work).

(3)

Mr. Smith’s terms and conditions of employment do not contain specific provisions in the event of a termination following a change of control. The general terms applicable in the event of a termination without cause or a termination with cause would therefore apply.

(4)

Mr. Smith’s offer letter provides for a severance in the event of a termination without cause equal to three months of his base salary. Mr. Smith is, however, party to a certain Stay Bonus Agreement dated December 22, 2017 entered into with Edgewater which provides for a severance equal to 12 months of his base salary in the event of a termination without cause conditional upon his compliance with the non-compete covenant contained therein.

INCENTIVE COMPENSATION PAYMENTS IN THE EVENT OF TERMINATION, RESIGNATION, RETIREMENT, DEATH OR DISABILITY

Unless otherwise determined by the Board, the options held by the NEOs would be treated as follows upon termination, resignation, retirement, death or disability, depending on the applicable situation:

OPTION PLAN	TERMINATION WITHOUT CAUSE	VOLUNTARY RESIGNATION	RETIREMENT	TERMINATION FOR CAUSE	TERMINATION FOLLOWING CHANGE OF CONTROL	DEATH OR DISABILITY

LTIP(1) (Options granted since November 1, 2018)	Vested options are exercisable until the earlier of their expiration date and 90 days after termination Unvested options are immediately forfeited and cancelled	Vested options are exercisable until the earlier of their expiration date and 90 days after resignation Unvested options are immediately forfeited and cancelled	Unvested options continue to vest, and all options remain exercisable until the date that is 90 days following the last vesting date(2)	Vested and unvested options are immediately forfeited and cancelled	-	Unvested options vest immediately and all options remain exercisable until the date that is 90 days after the date of disability or 180 days after the day of death

Old Alithya Stock Option Plan(3)(4) (Options originally issued by Old Alithya which were converted)	Unvested options continue to vest, and all options remain exercisable until the date that is 60 days following the termination	Vested and unvested options continue to vest and remain exercisable until the date that is 60 days following the resignation	-	Vested and unvested options are immediately forfeited and cancelled	-	Vested and unvested options continue to vest and remain exercisable until the date that is 60 days following the death or disability

Edgewater’s 2000 Stock Option Plan(5) (Options originally issued by Edgewater under such plan which were converted)	Vested options are exercisable until the earlier of their expiration date and a three-month period after termination Unvested options are immediately forfeited and cancelled	Vested options are exercisable until the earlier of their expiration date and a three-month period after resignation Unvested options are immediately forfeited and cancelled	Vested options remain exercisable for the length of the original option term Unvested options are immediately forfeited and cancelled	Vested and unvested options are immediately forfeited and cancelled	Provisions provided in the original award agreements(6)	Vested options remain exercisable for one year following the death or disability Unvested options are immediately forfeited and cancelled

(1)

The LTIP does not contain specific provisions with regards to termination following a change of control. The provisions applicable in the event of a termination without cause, voluntary resignation, retirement or termination for cause would therefore apply by default.

(2)

In the event the participant commences employment with a direct competitor of the Company or breaches a non-competition or non-solicitation obligation during the retirement, options that have not been exercised are forfeited and cancelled.

(3)	Options to acquire Alithya Shares that were outstanding immediately prior to the Edgewater Acquisition are subject to the terms of the Old Alithya’s Stock Option Plan.

(4)

Old Alithya’s Stock Option Plan does not contain any specific provisions with regards to retirement or termination following a change of control. The provisions applicable in the event of a voluntary resignation would therefore apply by default.

(5)	Options to acquire Edgewater shares of common stock that were outstanding immediately prior to the Edgewater Acquisition are subject to the terms of Edgewater’s 2000 Stock Option Plan.

(6)

Mr. Smith’s original award agreements provide that if his employment is terminated within six months after a change of control, his options would become exercisable in full for a period of three months following the termination.

ALITHYA  |  Compensation Discussion and Analysis        35

TERMINATION WITHOUT CAUSE, VOLUNTARY RESIGNATION, RETIREMENT, TERMINATION FOR CAUSE AND CHANGE OF CONTROL PAYMENTS

The following table summarizes the severance payable to each NEO in the event of a termination without cause and a termination following a change of control assuming a termination date of March 31, 2019. No severance is payable in the event of a voluntary resignation, retirement, termination for cause, the death or disability of a NEO. Furthermore, no incremental amounts were payable as at March 31, 2019 in connection with options held by the NEOs in any of the aforementioned scenarios. While the LTIP does provide accelerated vesting in the event of the death or disability of a NEO, options granted thereunder to the NEOs were out-of-the-money as at March 31, 2019 and, while Mr. Smith’s options originally issued by Edgewater under its 2000 Stock Option Plan are subject to an accelerated vesting in the event of a termination following a change of control, all such options had already vested as at March 31, 2019.

NAME AND TITLE	SEVERANCE IN THE EVENT OF A TERMINATION WITHOUT CAUSE(1) ($)	SEVERANCE IN THE EVENT OF A TERMINATION FOLLOWING A CHANGE OF CONTROL(1)(2) ($)

Paul Raymond President and Chief Executive Officer	1,357,250	1,357,250

Claude Thibault(3) Chief Financial Officer	305,000	305,000

Claude Rousseau(4) Chief Operating Officer	1,684,050	1,684,050

Russell Smith(4) President, Alithya USA	426,400	426,400

Robert Lamarre Chief Information Officer	345,100	443,700

(1)	The amounts shown do not include the costs associated with the continuity of certain benefits (i.e. insurance coverage) to which the NEOs would remain entitled to for the duration of the severance.

(2)

As indicated in the table in the preceding section entitled “Incentive Compensation Payments in the Event of Termination, Resignation, Retirement, Death or Disability”, (i) Messrs. Raymond, Thibault, Rousseau and Lamarre are entitled to the severance shown in this column in the event of a termination without cause or resignation for good reason within 12 months, and (ii) as Mr. Smith’s terms and conditions of employment do not contain specific provisions in the event of a termination following a change of control, the terms and conditions applicable in the event of a termination without cause or with cause would therefore apply by default, as applicable. The amount indicated for Mr. Smith in the table above assumes that the termination would be without cause.

(3)	Mr. Thibault joined the Company on August 13, 2018.

(4)

Messrs. Rousseau (since January 13, 2019) and Smith are paid in U.S. dollars. The amounts shown are in Canadian dollars converted on the basis of the average exchange rate used in the Company’s Annual Financial Statements which was $1.312 for each U.S. dollar.

ALITHYA  |  Compensation Discussion and Analysis        36

Other Information

Indebtedness of Directors and Executive Officers

No current or Nominee Director or executive officer of the Company, or any former director or executive officer of the Company, or any associate of any of the foregoing, is, or has been at any time during fiscal 2019, excluding routine indebtedness, indebted to the Company or its subsidiaries, either in connection with the purchase of securities of the Company or otherwise.

Interest of Informed Persons and Others in Material Transactions

The management of the Company is not aware of any material interest, direct or indirect, of any Nominee Directors, executive officers or insiders of the Company, or any associate or affiliate of such persons or the Company in any transaction since the commencement of the Company’s most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect the Company or any of its affiliates or subsidiaries.

Shareholder Proposals

The Company will include, as applicable, proposals from Shareholders that comply with applicable laws and the advance notice by-law in next year’s management information circular for our next annual Shareholders meeting to be held in respect of the fiscal year ending on March 31, 2020. Please send your proposal to the Corporate Secretary at the head office of the Company: 700 De La Gauchetière Street West, Suite 2400, Montréal, Québec, H3B 5M2, by March 21, 2020.

Availability of Documents

The Company is a reporting issuer in Canada and the United States and is required to file various documents, including financial statements. Financial information is provided in the Company’s comparative financial statements and Management’s Discussion and Analysis for its most recently completed financial year. Copies of these documents and additional information relating to the Company are available on Company’s website at www.alithya.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, or may be obtained from the Company on request by email at investorrelations@alithya.com or as follows:

Investor Relations

Alithya Group inc.

700 De La Gauchetière Street West

Suite 2400

Montréal, Québec, H3B 5M2

Tel. : 1-844-985-5552

Approval

The Board of the Company has approved the contents of this Information Circular and its sending to the shareholders of the Company.

Nathalie Forcier

Chief Legal Officer and Corporate Secretary

July 22, 2019

ALITHYA  |  Other Information        37

Schedule A | Long-Term Incentive Plan and Share Purchase Plan Description

Long-Term Incentive Plan

The following summary describes the material terms of the Long-Term Incentive Plan of Alithya (“LTIP”). It is, however, not a complete description of all the provisions of the LTIP and is qualified in its entirety by reference to the LTIP.

ADMINISTRATION

The LTIP is administered by the Board. The Board has the authority to, among other things, determine eligibility for awards to be granted, determine, modify or waive the type or types of, form of settlement of, and terms and conditions of awards, to accelerate the vesting or exercisability of awards, to adopt rules, guidelines and practices governing the operation of the LTIP as the Board deems advisable, to interpret the terms and provisions of the LTIP and any award agreement, and to otherwise do all things necessary or appropriate to carry out the purposes of the LTIP. To the extent permitted by applicable law, the Board may, from time to time, delegate to a committee of the Board all or any of the powers conferred on it pursuant to the LTIP.

ELIGIBILITY

Certain Alithya employees and non-employee directors, and those of its designated affiliates, are eligible to participate in the LTIP. However, eligibility to participate will not confer any right to receive any grant of an award pursuant to the LTIP. The Board has sole and complete authority, in its discretion, to determine the individuals to whom grants may be made.

AUTHORIZED SHARES

Shares issued upon the settlement of awards granted under the LTIP are issued from treasury. Subject to adjustment, as described below, the maximum number of subordinate voting shares issuable under the LTIP is equal to 10% of the number of Shares that are issued and outstanding from time to time.

Subordinate voting shares subject to an award that, for any reason, expires without having been exercised, is cancelled, forfeited, surrendered, or terminated, or otherwise is settled without the issuance of subordinate voting shares will again be available for grant under the LTIP.

As of March 31, 2019, there were 2,623,542 outstanding options, which represented 4.71% of the issued and outstanding Shares, and 49,793 outstanding DSUs, which represented 0.09% of the issued and outstanding Shares. As of March 31, 2019, 2,801,474 Shares remained available for issuance pursuant to awards under the LTIP, which represented 5.03% of the issued and outstanding Shares.

TYPES OF AWARDS

The LTIP provides for awards of (i) stock options, (ii) restricted shares, (iii) restricted share units, (iv) performance share units, (v) deferred share units, and (vi) share appreciation rights.

•

Stock Options. The exercise price of stock options may not be less than the market price of the subordinate voting shares at the time of grant. The market price is equal to the closing price of the subordinate voting shares on the TSX or the NASDAQ, whichever is greater at the then current exchange rate, on the day immediately preceding the date of grant. The Board determines at the time of grant the vesting conditions that impact the time or times at which stock options become exercisable and the terms on which stock options remain exercisable. Subject to any accelerated termination as set forth in the LTIP, the maximum term of a stock option is 10 years.

•	Restricted Shares. An award of restricted shares is an award of subordinate voting shares subject to certain restrictions and to a risk of forfeiture.

•

Restricted Share Units. An award of restricted share units is an award denominated in subordinate voting shares that entitles the participant to receive subordinate voting shares in the future. The delivery of subordinate voting shares under a restricted share unit award may be subject to the satisfaction of performance conditions or other vesting conditions as determined by the Board.

•

Performance Share Units. An award of performance share units is an award the vesting and settlement of which is subject to performance objectives and other vesting conditions. Performance objectives may be based upon the achievement of corporate, divisional or individual goals, and may be applied relative to performance relative to an index or comparator group, or on any other basis determined by the Board.

•

Deferred Share Units. An award of deferred share units is an award of a notional investment in subordinate voting shares reflected on an unfunded, book-entry account maintained by Alithya. Deferred share units may be subject to performance conditions or other vesting conditions. Deferred share units are settled in subordinate voting shares generally within 90 days of the participant’s termination date.

•

Share Appreciation Rights. An award of share appreciation rights is an award that, subject to determination by the Board, will upon exercise provide the participant with a right to receive a specified number of subordinate voting shares equal in value to a specified increase in the market value of the subordinate voting shares. Subject to any accelerated termination as set forth in the LTIP, the maximum term of a share appreciation right is 10 years.

ALITHYA  |  Schedule A | Long-Term Incentive Plan and Share Purchase Plan Description         38

LIMITS ON GRANTS OF AWARDS

The maximum aggregate number of subordinate voting shares that can be issued, at any time and within any one-year period to insiders of Alithya under the LTIP and any other Alithya security-based compensation arrangements involving newly issued subordinate voting shares may not exceed 10% of the issued and outstanding Shares.

TERMINATION OF EMPLOYMENT OR DIRECTORSHIP

The Board has the authority to determine the vesting schedule applicable to each award and to accelerate the vesting or exercisability of any award. The Board may also determine the effect of termination of directorship on an award. Unless otherwise provided by the Board upon a termination of a participant’s employment or directorship under the following circumstances, the following treatment will apply:

•

Death or Disability. All awards shall immediately vest (or cease to be restricted) as of the termination date, and each stock option or share appreciation right held will continue to be exercisable (i) in the case of disability, until the date that is 90 days after the date of disability, or (ii) in the case of death, until the date that is 180 days after the date of death. Any performance targets associated with any award will be deemed to have been met at the target performance level.

•

Retirement of an Employee. All unvested awards shall continue to vest and be settled and exercised in accordance with their terms, except that each stock option or share appreciation right held will continue to be exercisable until the date that is 90 days following the last vesting date of such stock option or share appreciation right and, if not exercised on or before such date, will be forfeited and cancelled.

•

Voluntary Resignation of Employment (other than pursuant to a Retirement). All unvested awards will be forfeited and cancelled as of the termination date. Stock options and share appreciation rights, that have vested but have not been exercised, will remain exercisable until the earlier of (i) the date that is 90 days after the participant’s termination of employment or (ii) the award’s expiration date. Any performance targets associated with any vested awards will be deemed to have been met at the target performance level.

•	Termination of Employment by Alithya for Cause. All awards, whether vested or unvested, will be forfeited and cancelled as of the termination date.

•

Termination of Employment by Alithya other than for Cause. All unvested awards will be forfeited and cancelled as of the termination date. Stock options and share appreciation rights, that have vested but have not been exercised, will remain exercisable until the earlier of (i) the date that is 90 days after the participant’s termination of employment or (ii) the award’s expiration date. Any performance targets associated with any vested awards will be deemed to have been met at the target performance level.

•	Termination of Directorship by Alithya for Breach of Fiduciary Duty. All awards, whether vested or unvested, will be forfeited and cancelled as of the termination date.

•

Termination of Directorship for any reason other than Death, Disability, or Breach of Fiduciary Duty. The Board may, in its sole discretion, at any time prior to or following the date of termination of directorship, provide for the exercise, vesting or settlement of any or all awards held by the director on the date of termination.

NON-TRANSFERABILITY OF AWARDS

Awards under the LTIP may not be sold, assigned, transferred, alienated, pledged, mortgaged, charged, or otherwise encumbered, and may not be subject to attachment or legal process for the payment of any debts or obligations of the participant other than in accordance with the terms of the LTIP or unless approved by the Board.

RECOVERY OF COMPENSATION

The Board may provide that an award may be subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback, recoupment or similar policy adopted by Alithya or in effect on the date of grant of the award, or as otherwise required by law or applicable stock exchange listing standards.

CHANGE IN CONTROL

In the event of a Change in Control (as such term is defined in the LTIP), the Board may, without the consent of any participant, take such steps as it deems necessary or desirable, including to cause (i) the conversion or exchange of any outstanding awards into or for, rights or other securities of substantially equivalent value (or greater value), as determined by the Board in its discretion, in any entity participating in or resulting from a Change in Control; (ii) outstanding awards to vest and become exercisable, realizable, or payable, or restrictions applicable to an award to lapse, in whole or in part prior to or upon consummation of such Change in Control, and, to the extent the Board determines, terminate upon or immediately prior to the effectiveness of such Change in Control; (iii) the termination of an award in exchange for an amount of cash and/or property, if any, equal in value to the amount that would have been attained upon the exercise of such award or realization of the participant’s rights as of the date of the occurrence of such Change in Control (and, for the avoidance of doubt, if as of the date of the occurrence of such Change in Control the Board determines in good faith that no amount would have been attained upon the exercise of such award or realization of the participant’s rights, then such award may be terminated by Alithya without payment); (iv) the replacement of such award with other rights or property selected by the Board in its sole discretion; or (v) any combination of the foregoing. In taking any of these actions, the Board will not be required to treat all awards similarly.

CERTAIN ADJUSTMENTS

Should Alithya effect a subdivision or consolidation of shares or any similar capital reorganization or a payment of a stock

ALITHYA  |  Schedule A | Long-Term Incentive Plan and Share Purchase Plan Description         39

dividend (other than a stock dividend that is in lieu of a cash dividend), or should any other change be made in the capitalization of Alithya that does not constitute a Change in Control and would warrant the amendment or replacement of any existing awards in order to adjust the number of subordinate voting shares that may be acquired on the vesting of outstanding awards and/or the terms of any award in order to preserve proportionately the rights and obligations of the participants holding such awards, the Board will, subject to the prior approval of the applicable stock exchange, as applicable, authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

The Board may from time to time, without notice to or approval of the holders of voting shares of Alithya, amend, modify, change, suspend or terminate the LTIP or any outstanding award, as the Board determines appropriate. However, the Board will not be able to alter, suspend or terminate the LTIP or any outstanding award without the participant’s consent, if such alteration, suspension or termination of the LTIP or any outstanding award would materially impair the participant’s rights or materially increase the participant’s obligations under the LTIP (unless the Board determines that such adjustment is required or desirable in order to comply with any applicable securities law or stock exchange requirements). Shareholder approval will be required, in addition to the extent required by law, for any amendment, modification or change that (i) increases the percentage of subordinate voting shares reserved for issuance under the LTIP (except with respect to the adjustments described above), (ii) increases or removes the 10% limits on subordinate voting shares issuable or issued to insiders as described above, (iii) reduces the exercise price of an award (except with respect to the adjustments described above), (iv) extends the term of any award granted under the LTIP beyond its original expiration date (except where an expiration date would have fallen within a blackout period applicable to the participant or within five business days following the expiry of such a blackout period), (v) permits awards to be transferred to a person other than a permitted assign (as such term is defined in National Instrument 45-106 – Prospectus exemptions) or other than for normal estate settlement purposes, or (vi) deletes or reduces the range of amendments which require approval of the holders of voting shares of Alithya.

Employee Share Purchase Plan

The following summary describes the material terms of the ESPP. It is, however, not a complete description of all provisions of the ESPP and is qualified in its entirety by reference to the ESPP.

PURPOSE AND SCOPE

The purpose of the ESPP is to encourage and assist eligible employees of Alithya to acquire a proprietary interest in Alithya by providing such eligible employees with a convenient and regular method of acquiring subordinate voting shares. The ESPP enables participants to make regular personal investments in subordinate voting shares by way of payroll deduction. The ESPP also provides for matching employer contributions, up to a certain amount, that are also invested in subordinate voting shares.

ADMINISTRATION

The ESPP is administered by the Board in its sole and complete authority. Subject to applicable law, the Board may, from time to time, delegate to a committee of the Board all or any of the powers of the Board under the ESPP. Alithya has appointed AST Trust Company (Canada) as administrative agent to assist in the administration of the ESPP, including to purchase subordinate voting shares in the open market and hold them on behalf of participants as well as maintain records respecting such shares.

ELIGIBILITY

All permanent employees of Alithya or any designated affiliate are eligible to participate in the ESPP. Alithya reserves the right to restrict eligibility or otherwise limit the number of persons eligible for participation in the ESPP at any time.

TERMINATION

A participant’s participation in the ESPP shall be terminated immediately upon (i) the participant’s death, (ii) the participant’s cessation of active employment for any reason (including retirement or permanent disability) with Alithya or a designated affiliate, (iii) any judgment, attachment, garnishment or other court order affecting the participant’s compensation or the participant’s account under the ESPP is filed or levied upon Alithya, the employer or the administrative agent, or the participant is legally adjudged incompetent or becomes bankrupt, or (iv) the employer ceases to be a designated affiliate of Alithya. A participant may also elect voluntarily to terminate his or her participation at any time.

NO ASSIGNMENT

The interest of any participant under the ESPP shall not be transferable, assignable or alienable by him or her either by pledge, assignment or in any manner whatsoever.

AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

The ESPP may be amended by the Board at any time in accordance with applicable securities laws or exchange rules, and without shareholder approval unless required by such laws or rules. The Board may also suspend the ESPP in whole or in part from time to time or terminate it at any time. However, any amendment, suspension or termination shall not adversely affect the entitlement of the participants to the full balance of their accounts, without their written consent.

ALITHYA  |  Schedule A | Long-Term Incentive Plan and Share Purchase Plan Description         40

Schedule B | Mandate of the Board

MANDATE FOR THE BOARD OF DIRECTORS

General

The board of directors (the “Board”) of Alithya Group inc. (the “Company”) is elected by the shareholders and is responsible for the stewardship of the business and affairs of the Company. The Board seeks to discharge such responsibility by reviewing, discussing and approving the Company’s strategic planning and organizational structure and supervising management to oversee that the strategic planning and organizational structure enhance and preserve the business of the Company and its underlying value of the Company.

Although directors may be elected by the shareholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Company must be paramount at all times.

Composition

The Board shall be constituted at all times of a majority of directors who are independent directors within the meaning of applicable Canadian and United States securities laws and the NASDAQ corporate governance standards.

Responsibilities

The Board discharges its responsibility for overseeing the management of the Company’s business by delegating to the Company’s senior officers the responsibility for day-to-day management of the Company. The Board discharges its responsibilities both directly and through its committees, the Audit Committee and the Corporate Governance, Nominating and Compensation Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address certain issues of a more short-term nature. The Board’s primary roles are overseeing corporate performance and providing quality, depth and continuity of management to meet the Company’s strategic objectives. Other principal duties include, but are not limited to the following categories:

APPOINTMENT OF MANAGEMENT

1.

The Board is responsible for approving the appointment of the Chief Executive Officer and all other senior management, and approving their compensation, following a review of the recommendations of the Corporate Governance, Nominating and Compensation Committee.

2.

In approving the appointment of the chief executive officer and all other senior management, the Board will, to the extent feasible, satisfy itself as to the integrity of these individuals and that they create a culture of integrity throughout the Company.

3.

The Board from time to time delegates to senior management the authority to enter into certain types of transactions, including financial transactions, subject to specified limits. Investments and other expenditures above the specified limits, and material transactions outside the ordinary course of business are reviewed by and are subject to the prior approval of the Board.

4.	The Board oversees that succession planning programs are in place, including programs to train and develop management.

BOARD ORGANIZATION

5.

The Board will receive recommendations from the Corporate Governance, Nominating and Compensation Committee, but retains responsibility for managing its own affairs by giving its approval for its composition and size, the selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee Chair appointments, committee charters and director compensation.

6.

The Board may delegate to Board committees matters it is responsible for, including the approval of compensation of the Board and management, the conduct of performance evaluations and oversight of internal control systems, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

STRATEGIC PLANNING

7.	The Board has oversight responsibility to participate directly, and through its committees, in reviewing, questioning and approving the mission of the Company and its objectives and goals.

8.	The Board is responsible for reviewing, providing input to, and approving the business, financial and strategic plans by which it is proposed that the Company may reach those goals.

MONITORING OF FINANCIAL PERFORMANCE AND OTHER FINANCIAL REPORTING MATTERS

9.	The Board is responsible for enhancing congruence between shareholder expectations, Company plans and management performance.

10.

The Board is responsible for adopting processes for monitoring the Company’s progress toward its strategic and operational goals, and to revise and alter its direction to management in light of changing circumstances affecting the Company.

11.	The Board is responsible for approving the audited financial statements, interim financial statements and the

ALITHYA  |  Schedule B  |  Mandate of the Board        41

notes and Management’s Discussion and Analysis accompanying such financial statements.

12.

The Board is responsible for reviewing and approving material transactions outside the ordinary course of business and those matters which the Board is required to approve under the Company’s governing statute, including the payment of dividends, purchase and redemptions of securities, acquisitions and dispositions of material capital assets and material capital expenditures.

RISK MANAGEMENT

13.

The Board is responsible for overseeing the identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to effectively monitor and manage such risks with a view to the long-term viability of the Company and achieving a proper balance between the risks incurred and the potential return to the Company’s shareholders.

POLICIES AND PROCEDURES

14.	The Board is responsible for:

a)	approving and monitoring compliance with all significant policies and procedures by which the Company is operated; and

b)	approving policies and procedures designed to ensure that the Company operates at all times within applicable laws and regulations.

15.	The Board shall enforce its policy respecting confidential treatment of the Company’s proprietary information and the confidentiality of Board deliberations.

COMMUNICATIONS AND REPORTING

16.

The Board has approved and will revise from time to time as circumstances warrant a communication plan to address communications with shareholders, employees, financial analysts, governments and regulatory authorities, the media and the Canadian and international communities.

17.	The Board is responsible for:

a)	overseeing the accurate reporting of the financial performance of the Company to shareholders, other security holders and regulators on a timely and regular basis;

b)	taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Company;

c)	reporting annually to shareholders on its stewardship for the preceding year; and

d)	overseeing the Company’s implementation of systems which accommodate feedback from shareholders.

MEETINGS

18.	The Board will meet as often as necessary and in accordance with the Company’s bylaws.

ALITHYA  |  Schedule B  |  Mandate of the Board        42

Schedule C | Mandate of the Audit and Risk Management Committee

AUDIT AND RISK MANAGEMENT COMMITTEE CHARTER

Purpose

1.

The Audit and Risk Management Committee is a standing committee appointed by the board of directors (the “Board”) of Alithya Group Inc. (the “Company”). The Committee is established to fulfil applicable public company obligations relating to audit committees and to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting including responsibility to:

a)

oversee the integrity of the Company’s financial statements and financial reporting process, including the audit process and the Company’s internal accounting controls and procedures and compliance with related legal and regulatory requirements;

b)	oversee the qualifications and independence of the external auditors;

c)	oversee the work of the Company’s financial management, internal auditors and external auditors in these areas; and

d)	provide an open avenue of communication between the external auditors, the internal auditors, the Board and management.

2.

In addition, the Committee shall prepare, if required, an audit committee report for inclusion in the Company’s annual management proxy circular, in accordance with applicable rules and regulations. The Committee is also responsible for assisting the Board in fulfilling its responsibilities relating to pension matters.

3.

The function of the Committee is oversight. It is not the duty or responsibility of the Committee or its members (i) to plan or conduct audits, (ii) to determine that the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles or (iii) to conduct other types of auditing or accounting reviews or similar procedures or investigations. The Committee, its Chair and its audit committee financial expert members are members of the Board of the Company, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Company, and are specifically not accountable or responsible for the day-to-day operation or performance of such activities.

4.

Management is responsible for the preparation, presentation and integrity of the Company’s financial statements. Management is also responsible for maintaining appropriate accounting and financial reporting principles and policies and systems of risk assessment and internal controls and procedures designed to provide reasonable assurance that assets are safeguarded and transactions are properly authorized, recorded and reported and to assure the effectiveness and efficiency of operations, the reliability of financial reporting and compliance with accounting standards and applicable laws and regulations. Management is also responsible for monitoring and reporting on the adequacy and effectiveness of the system of internal controls. The external auditors are responsible for planning and carrying out an audit of the Company’s annual financial statements in accordance with generally accepted auditing standards to provide reasonable assurance that, among other things, such financial statements are in accordance with generally accepted accounting principles.

Procedures and Powers

GENERAL

The Committee shall have the following procedures and powers:

1.

Composition – The Committee shall be composed of a minimum of three members. None of the members of the Committee shall be an officer or employee of the Company or any of its subsidiaries and each member of the Committee shall be an independent director within the meaning of applicable Canadian and United States securities laws and the NASDAQ corporate governance standards.

All members of the Committee must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement, and cash flow statement and be “financially literate” (as that term is defined from time to time under the requirements or guidelines for audit committee service under applicable Canadian and United States securities laws and the rules of the Toronto Stock Exchange). At least one member of the Committee must also be an audit committee financial expert (as that term is defined from time to time under the requirements or guidelines for audit committee service under applicable Canadian and United States securities laws and the rules of the Toronto Stock Exchange and the NASDAQ.

2.

Appointment and Replacement of Committee Members – Any member of the Committee may be removed or replaced at any time by the Board and shall automatically cease to be a member of the Committee upon ceasing to be a director. The Board may fill vacancies on a Committee by appointing another director to the Committee. The Board shall fill any vacancy if the membership of the Committee is less than three directors. Whenever there is

ALITHYA  |  Schedule C  |  Mandate of the Audit and Risk Management Committee        43

a vacancy on the Committee, the remaining members may exercise all its power as long as a quorum remains in office. Subject to the foregoing, the members of the Committee shall be appointed by the Board annually and each member of a Committee shall remain on the Committee until the next annual meeting of shareholders after his or her appointment or until his or her successor shall be duly appointed and qualified.

3.

Committee Chair – The Board shall designate the Chair by majority vote. If the Chair is absent from a meeting, the members shall select a Chair from those in attendance to act as Chair of the meeting. The Chair of the Committee shall be responsible for leadership of the Committee assignments and reporting to the Board.

4.

Conflicts of Interest – If the Committee member faces a potential or actual conflict of interest relating to a matter before the Committee, other than matters relating to the compensation of directors, that member shall be responsible for alerting the Committee Chair. If the Committee Chair faces a potential or actual conflict of interest, the Committee Chair shall advise the Chair of the Board. If the Committee Chair, or the Chair of the Board, as the case may be, concurs that a potential or actual conflict of interest exists, the member faced with such conflict shall disclose to the Committee the member’s interest and shall not participate in consideration of the matter and shall not vote on the matter.

5.

Service on Multiple Audit Committees – If a Committee member serves on the audit committee of more than three public companies, including the Company, the Board must determine that such service would not impair the ability of the member to effectively serve on the Committee.

6.	Compensation of Committee Members - The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine.

7.

Meetings - The Committee shall meet regularly at times necessary to perform the duties described herein in a timely manner, but not less than four times a year and any time the Company proposes to issue a press release with its quarterly or annual earnings information. The Committee shall also meet without management present at every meeting. Meetings may be held at any time deemed appropriate by the Committee.

1)

Calling of Meetings - The Committee shall meet as often as it deems appropriate to discharge its responsibilities. Notice of the time and place of every meeting shall be given in writing, by any means of transmitted or recorded communication, including facsimile, email or other electronic means that produces a written copy, to each member of the Committee at least 48 hours prior to the time fixed for such meeting, with a copy to the Chair of the Board, the Chief Executive Officer and the Corporate Secretary of the Company. However, a member may in any manner waive a notice of a meeting. Attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. Whenever practicable, the agenda for the meeting and the meeting materials shall be provided to members before each Committee meeting in sufficient time to provide adequate opportunity for their review.

2)	Quorum - A majority of the members constitute a quorum for the transaction of the Committee business.

3)

Secretary of Meeting - The Chair of the Committee shall designate a person who need not be a member of the Committee to act as secretary or, if the Chair of the Committee fails to designate such a person, the Corporate Secretary of the Company shall be secretary of the Committee. The agenda of the Committee meeting will be prepared by the secretary of the Committee and, whenever reasonably practicable, circulated to each member prior to each meeting.

4)

Minutes - Minutes of the proceedings of the Committee shall be kept in a minute book provided for that purpose. The minutes of the Committee meetings shall accurately record the discussions of and decisions made by the Committee, including all recommendations to be made by the Committee to the Board and shall be distributed to all Committee members.

8.

Separate Executive Meetings - The Committee shall meet periodically with the Chief Financial Officer, the head of the internal audit function (if other than the Chief Financial Officer) and the external auditors in separate executive sessions to discuss any matters that the Committee or each of these groups believes should be discussed privately and such persons shall have access to the Committee to bring forward matters requiring its attention. However, the Committee shall also meet periodically without management present.

9.

Professional Assistance - The Committee may require the external auditors and internal auditors to perform such supplemental reviews or audits as the Committee may deem desirable. In addition, the Committee may retain such special legal, accounting, financial or other consultants as the Committee may determine to be necessary to carry out the Committee’s duties at the Company’s expense.

10.

Reliance - Absent actual knowledge to the contrary (which shall be promptly reported to the Board), each member of the Committee shall be entitled to rely on (i) the integrity of those persons or organizations within and outside the Company from which it receives information, (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations and (iii) representations made by management and the external auditors as to any information technology, internal audit

ALITHYA  |  Schedule C  |  Mandate of the Audit and Risk Management Committee        44

and other non-audit services provided by the external auditors to the Company and its subsidiaries.

11.

Reporting to the Board - The Committee will report through the Committee Chair to the Board following meetings of the Committee on matters considered by the Committee, its activities and compliance with this Charter.

12.

Outsiders May Attend Meetings – The Committee may invite members of management or others to attend meetings or provide information as necessary. The Company’s independent auditors will have direct access to the Committee at their own initiative.

POWERS

13.	The Committee shall have the following powers:

a)

Access - The Committee is entitled to full access to all books, records, facilities, and personnel of the Company and its subsidiaries. The Committee may require such officers, directors and employees of the Company and its subsidiaries and others as it may see fit from time to time to provide any information about the Company and its subsidiaries it may deem appropriate and to attend and assist at meetings of the Committee.

b)	Delegation - The Committee may delegate from time to time to any person or committee of persons any of the Committee’s responsibilities that lawfully may be delegated.

c)	Adoption of Policies and Procedures - The Committee may adopt policies and procedures for carrying out its responsibilities.

Audit Responsibilities of the Committee

SELECTION AND OVERSIGHT OF THE EXTERNAL AUDITORS

1.

The external auditors are ultimately accountable to the Committee and the Board as the representatives of the shareholders of the Company and shall report directly to the Committee and the Committee shall so instruct the external auditors. The Committee shall evaluate the performance of the external auditors and appoint or retain the external auditors of the Company to be proposed in the Company’s proxy circular for shareholder approval and shall have authority to terminate the external auditors. If a change in external auditors is proposed, the Committee shall review the reasons for the change and any other significant issues related to the change, including the response of the incumbent auditors, and enquire on the qualifications of the proposed auditors before approving or rejecting the proposed change in external auditors.

2.

The Committee shall approve in advance the terms of engagement and the compensation to be paid by the Company to the external auditors with respect to the conduct of the annual audit. The Committee may approve policies and procedures for the pre-approval of services to be rendered by the external auditors, which policies and procedures shall include reasonable detail with respect to the services covered. All non-audit services to be provided to the Company or any of its affiliates by the external auditors or any of their affiliates which are not covered by pre-approval policies and procedures approved by the Committee shall be subject to pre-approval by the Committee.

3.

The Committee shall review the independence of the external auditors and shall make recommendations to the Board on appropriate actions to be taken which the Committee deems necessary to protect and enhance the independence of the external auditors. In connection with such review, the Committee shall:

a)	actively engage in a dialogue with the external auditors about all relationships or services that may impact the objectivity and independence of the external auditors;

b)

require that the external auditors submit to it on a periodic basis, and at least annually, a formal written statement delineating all relationships between the Company and its subsidiaries, on the one hand, and the external auditors and their affiliates on the other hand;

c)	ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by applicable law;

d)	consider whether there should be a regular rotation of the external audit firm itself; and

e)	consider the auditor independence standards promulgated by applicable auditing regulatory and professional bodies.

4.	The Committee shall prohibit the external auditor and its affiliates from providing certain non-audit services to the Company and its affiliates.

5.	The Committee shall establish and monitor clear policies for the hiring by the Company of employees or former employees of the external auditors.

6.

The Committee shall require the external auditors to provide to the Committee, and the Committee shall review and discuss with the external auditors, all reports which the external auditors are required to provide to the Committee or the Board under rules, policies or practices of professional or regulatory bodies applicable to the external auditors, and any other reports which the Committee may require. Such reports shall include:

a)

a description of the external auditors’ internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues; and

ALITHYA  |  Schedule C | Mandate of the Audit and Risk Management Committee        45

b)

a report describing (i) all critical accounting policies and practices to be used in the annual audit, (ii) all alternative treatments of financial information within generally accepted accounting principles related to material items that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors and (iii) other material written communication between the external auditors and management, such as any management letter or schedule of unadjusted differences.

7.

The Committee shall review the performance of the independent auditors, including assessing their effectiveness and quality of service, annually and, every 5 years, perform a comprehensive review of the performance of the independent auditors over multiple years to provide further insight on the audit firm, its independence and application of professional skepticism.

8.	The Committee is responsible for resolving disagreements between management and the external auditors regarding financial reporting.

APPOINTMENT	AND OVERSIGHT OF INTERNAL AUDITORS

9.

The appointment, terms of engagement, compensation, replacement or dismissal of the internal auditors shall be subject to prior review and approval by the Committee. When the internal audit function is performed by employees of the Company, the Committee may delegate responsibility for approving the employment, term of employment, compensation and termination of employees engaged in such function other than the head of the Company’s internal audit function.

10.

The Committee shall obtain from the internal auditors and shall review summaries of the significant reports to management prepared by the internal auditors, or the actual reports if requested by the Committee, and management’s responses to such reports.

11.

The Committee shall, as it deems necessary, communicate with the internal auditors with respect to their reports and recommendations, the extent to which prior recommendations have been implemented and any other matters that the internal auditor brings to the attention of the Committee. The head of the internal audit function shall have unrestricted access to the Committee.

12.	The Committee shall, annually or more frequently as it deems necessary, evaluate the internal auditors including their activities, organizational structure and qualifications and effectiveness.

OVERSIGHT	AND MONITORING OF AUDITS

13.

The Committee shall review with the external auditors, the internal auditors and management the audit function generally, the objectives, staffing, locations, co-ordination, reliance upon management and internal audit and general audit approach and scope of proposed audits of the financial statements of the Company and its subsidiaries, the overall audit plans, the responsibilities of management, the internal auditors and the external auditors, the audit procedures to be used and the timing and estimated budgets of the audits.

14.

The Committee shall meet periodically with the internal auditors to discuss the progress of their activities and any significant findings stemming from internal audits and any difficulties or disputes that arise with management and the adequacy of management’s responses in correcting audit-related deficiencies.

15.

The Committee shall discuss with the external auditors any difficulties or disputes that arose with management or the internal auditors during the course of the audit and the adequacy of management’s responses in correcting audit-related deficiencies.

16.	The Committee shall review with management the results of internal and external audits.

17.

The Committee shall take such other reasonable steps as it may deem necessary to satisfy itself that the audit was conducted in a manner consistent with all applicable legal requirements and auditing standards of applicable professional or regulatory bodies.

OVERSIGHT AND REVIEW OF ACCOUNTING PRINCIPLES AND PRACTICES

18.	The Committee shall, as it deems necessary, oversee, review and discuss with management, the external auditors and the internal auditors:

a)

the quality, appropriateness and acceptability of the Company’s accounting principles and practices used in its financial reporting, changes in the Company’s accounting principles or practices and the application of particular accounting principles and disclosure practices by management to new transactions or events;

b)

all significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including the effects of alternative methods within generally accepted accounting principles on the financial statements and any “second opinions” sought by management from an independent auditor with respect to the accounting treatment of a particular item;

c)

any material change to the Company’s auditing and accounting principles and practices as recommended by management, the external auditors or the internal auditors or which may result from proposed changes to applicable generally accepted accounting principles;

d)	the effect of regulatory and accounting initiatives on the Company’s financial statements and other financial disclosures;

e)

any reserves, accruals, provisions, estimates or management programs and policies, including factors that affect asset and liability carrying values and the timing of revenue and expense recognition, that may

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have a material effect upon the financial statements of the Company;

f)

the use of special purpose entities and the business purpose and economic effect of off-balance sheet transactions, arrangements, obligations, guarantees and other relationships of the Company and their impact on the reported financial results of the Company;

g)

any legal matter, claim or contingency that could have a significant impact on the financial statements, the Company’s compliance policies and any material reports, inquiries or other correspondence received from regulators or governmental agencies and the manner in which any such legal matter, claim or contingency has been disclosed in the Company’s financial statements;

h)	the treatment for financial reporting purposes of any significant transactions which are not a normal part of the Company’s operations;

i)	the use of any “pro forma” or “adjusted” information not in accordance with generally accepted accounting principles; and

j)	management’s determination of goodwill impairment, if any, as required by applicable accounting standards.

19.	The Committee will review and resolve disagreements between management and the external auditors regarding financial reporting or the application of any accounting principles or practices.

OVERSIGHT AND MONITORING OF INTERNAL CONTROLS

20.	The Committee shall, as it deems necessary, exercise oversight of, review and discuss with management, the external auditors and the internal auditors:

a)

the adequacy and effectiveness of the Company’s internal accounting and financial controls and the recommendations of management, the external auditors and the internal auditors for the improvement of accounting practices and internal controls;

b)	any material weaknesses in the internal control environment, including with respect to computerized information system controls and security; and

c)	management’s compliance with the Company’s processes, procedures and internal controls.

COMMUNICATIONS WITH OTHERS

21.

In accordance with the Company’s Whistleblower Policy, the Committee shall establish and monitor procedures for the receipt and treatment of complaints received by the Company regarding accounting, internal accounting controls or audit matters and the anonymous submission by employees of concerns regarding questionable accounting or auditing matters and review periodically with management and the internal auditors these procedures and any significant complaints received.

OVERSIGHT AND MONITORING OF THE COMPANY’S FINANCIAL DISCLOSURES

22.	The Committee shall:

a)

review with the external auditors and management and recommend to the Board for approval the audited financial statements and the notes and managements’ Discussion and Analysis accompanying such financial statements, the Company’s annual report and any financial information of the Company contained in any prospectus or information circular of the Company; and

b)

review with the external auditors and management each set of interim financial statements and the notes and managements’ Discussion and Analysis accompanying such financial statements and any other disclosure documents or regulatory filings of the Company containing or accompanying financial information of the Company.

Such reviews shall be conducted prior to the release of any summary of the financial results or the filing of such reports with applicable regulators.

23.

Prior to their distribution, the Committee shall discuss earnings press releases, as well as financial information and earnings guidance provided to analysts and ratings agencies, it being understood that such discussions may, in the discretion of the Committee, be done generally (i.e., by discussing the types of information to be disclosed and the type of presentation to be made) and that the Committee need not discuss in advance each earnings release or each instance in which the Company gives earning guidance.

24.	The Committee shall review the disclosure with respect to its pre-approval of audit and non-audit services provided by the external auditors.

OVERSIGHT OF FINANCE MATTERS

25.	Appointments of the key financial executives involved in the financial reporting process of the Company, including the Chief Financial Officer, shall require the prior review of the Committee.

26.	The Committee shall receive and review:

a)	periodic reports on compliance with requirements regarding statutory deductions and remittances;

b)	material policies and practices of the Company respecting cash management and material financing strategies or policies or proposed financing arrangements and objectives of the Company; and

c)	material tax policies and tax planning initiatives, tax payments and reporting and any pending tax audits or assessments.

27.

The Committee shall meet periodically with management to review and discuss the Company’s major financial risk exposures and the policy steps management has taken to monitor and control such exposures, including the use of financial derivatives and hedging activities.

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28.	The Committee shall receive and review the financial statements and other financial information of material subsidiaries of the Company and any auditor recommendations concerning such subsidiaries.

29.

The Committee shall meet with management to review the process and systems in place for ensuring the reliability of public disclosure documents that contain audited and unaudited financial information and their effectiveness.

RISK OVERSIGHT AND COMPLIANCE

30.

Assess risk tolerance of the Company, management’s program of risk assessment and steps taken to address significant risks or exposures, including insurance coverage, and obtain the external auditors’ opinion of management’s assessment of significant financial risks facing the Company and how effectively such risks are being managed or controlled.

31.

Review management’s practices and policies with respect to protection of the security of computer systems and applications, and the contingency plans for processing financial information in the event of a systems breakdown.

32.

Obtain regular updates from management and others, including internal and external auditors and legal counsel, concerning the Company’s compliance with financial related laws and regulations such as tax and financial reporting laws and regulations and legal withholding requirements.

33.	Review the findings of any examination by regulatory agencies.

COMMITTEE REPORTING

34.

If required by applicable laws or regulations or stock exchange requirements, the Committee shall prepare, review and approve a report to shareholders and others (the “Report”). In the Report, the Committee shall state whether it has:

a)	reviewed and discussed the audited financial statements with management, the external auditors and the internal auditors;

b)

received from the external auditors all reports and disclosures required under legal, listing and regulatory requirements and this Charter and have discussed such reports with the external auditors, including reports with respect to the independence of the external auditors; and

c)	based on the reviews and discussions referred to in clauses (a) and (b) above, recommended to the Board that the audited financial statements be included in the Company’s annual report.

ADDITIONAL RESPONSIBILITIES

35.

The Committee shall review and make recommendations to the Board concerning the financial structure, condition and strategy of the Company and its subsidiaries, including with respect to annual budgets, long-term financial plans, corporate borrowings, investments, capital expenditures, long-term commitments and the issuance and/or repurchase of stock.

36.

The Committee shall review and/or approve any other matter specifically delegated to the Committee by the Board and undertake on behalf of the Board such other activities as may be necessary or desirable to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting.

The Charter

The Committee shall ensure that this Charter is disclosed on the Company’s website and that this Charter or a summary of it which has been approved by the Committee is disclosed in accordance with all applicable securities laws or regulatory requirements in the annual proxy circular or annual report of the Company.

The Committee shall review and reassess the adequacy of this Charter at least annually and otherwise as it deems appropriate and recommend changes to the Board. The performance of the Committee shall be evaluated with reference to this Charter annually.

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